Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of May, 2010

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Earnings release 1Q10
2.	Minutes of Board of Directors
3.	Interim financial information - March 31, 2010

Item 1

São Paulo, May 5th, 2010 – Ultrapar Participações S.A. (BMF&BOVESPA: UGPA4 / NYSE: UGP), a company engaged in fuel distribution (Ultragaz/Ipiranga), chemicals (Oxiteno), and storage for liquid bulk (Ultracargo), hereby reports its results for the first quarter of 2010.

Results conference call

Brazilian conference call
May 7th, 2010
10 a.m. (US EST)
São Paulo - SP
Telephone for connection: +55 11 2188 0155
Code: Ultrapar

International conference call
May 7th, 2010
11:30 p.m. (US EST)
Participants Brazil: 0800 891 9722
Participants US: +1 800 418 6854
Participants International: +1 973 200 3114
Code: Ultrapar or 68481410

IR contact
E-mail: invest@ultra.com.br
Telephone: + 55 11 3177 7014
Website: www.ultra.com.br

Ultrapar Participações S.A.
UGPA4 = R$ 85.50/share (03/31/10)
UGP = US$ 48.43/ADR    (03/31/10)

With businesses that are concurrently resilient and leveraged on the Brazilian economy growth, acquisitions with strong returns and operational excellence programs, we report in this 1Q10 our fifteenth consecutive quarter of growth in EBITDA, which reached R$ 362 million, up 32% over 1Q09

➢ GROWTH IN THE BRAZILIAN ECONOMY, ACQUISITIONS AND EXPANSION PROJECTS ALLOW HIGHER VOLUMES IN ALL BUSINESS UNITS IN 1Q10

➢ ULTRAPAR’S SALES REACH R$ 10 BILLION IN 1Q10, WITH GROWTH IN ALL BUSINESS UNITS

➢ ULTRAPAR’S EBITDA REACHES R$ 362 MILLION IN 1Q10, 32% GROWTH ON 1Q09

➢ ULTRAPAR’S NET EARNINGS REACH R$ 141 MILLION IN 1Q10, 54%GROWTH ON 1Q09

“In this first quarter we captured the benefits from the investments made and the greater dynamism of the Brazilian economy, evidenced mainly by the growth in diesel sales, LPG for the bulk segment, specialty chemicals in the domestic market and liquid bulk storage. At the same time, we advanced in capturing the gains from recent acquisitions, reduced our cost of debt and announced the sale of Ultracargo’s in-house logistics, solid bulk storage and road transportation businesses, reinforcing its focus on liquid bulk storage, segment in which it has a leadership position”

Pedro Wongtschowski – CEO

Considerations on the financial and operational information

Standards and criteria adopted in preparing the information
Ultrapar’s financial statements for the year ended December 31st, 2009 were prepared in accordance with the accounting directives set out in the Brazilian Corporate Law, being adopted the alterations introduced by Laws 11,638/07 and 11,941/09 (former Provisional Measure 449/08), as well as the CVM standards, instructions and guidelines, which regulate them. In connection with the process of converging the accounting practices adopted in Brazil to the international financial reporting standards (IFRS), several guidelines, interpretations and orientations were issued during 2009 with mandatory application for the year ending December 31st, 2010. Ultrapar decided to rely on the option foreseen in Article 1 of CVM Resolution 603/2009, as amended by CVM Resolution 626/2010, in preparing the quarterly information for the period ended March 31st, 2010, an option that allows companies to report their quarterly information for the period ended March 31st, 2010 in accordance with the accounting standards valid on December 31st, 2009.

Except when otherwise indicated, the amounts presented in this document are expressed in millions of R$ and are subject to rounding off. Consequently, the total amounts presented in the tables may differ from the direct sum of the amounts that precede them.

Effect of the acquisition - Texaco
In August 2008, Ultrapar announced the signing of the sale and purchase agreement for the acquisition of Texaco’s fuel distribution business in Brazil. On March 31st, 2009, Ultrapar closed the acquisition of Texaco through the disbursement of R$ 1,106 million, in addition to the US$ 38 million deposit made to Chevron in August 2008. In August 2009, Ultrapar paid R$ 162 million related to the expected working capital adjustment, reflecting the increased working capital effectively received by Ultrapar on the closing date of the acquisition. The results of Texaco were consolidated in Ultrapar’s financial statements from April 1st, 2009. Ultrapar’s financial statements in periods prior to 2Q09 do not include Texaco’s results.

In order to provide a better understanding of the progression of Ipiranga’s recurring results, the table below summarizes Ipiranga’s results for 2Q09, 3Q09, 4Q09 and 1Q10 ex-non-recurring expenses related to the conversion of Texaco service stations into the Ipiranga brand and to the integration of the acquired operations. The analysis and discussion of the progression in Ipiranga’s results presented in this document exclude non-recurring items, in order to provide comparability of the information and a better understanding of the company’s performance.

	IPIRANGA EX-NON-RECURRING EXPENSES
	QUARTER ENDED IN
	MARCH 2010¹	DECEMBER 2009	SEPTEMBER 2009	JUNE 2009

Net sales	8,591.5	8,988.7	8,183.6	8,212.9

Cost of sales and services	(8,120.2)	(8,483.1)	(7,742.2)	(7,780.5)

Gross profit	471.2	505.6	441.4	432.4

Operating expenses	(267.5)	(285.4)	(266.4)	(269.2)
Selling	(147.8)	(136.0)	(136.1)	(140.5)
General and administrative	(87.7)	(104.0)	(86.2)	(96.0)
Depreciation and amortization	(32.0)	(45.4)	(44.1)	(32.6)

Other operating results	6.4	10.1	3.4	2.2

EBIT	210.1	230.3	178.4	165.4

EBITDA	242.7	277.9	224.7	200.1
Depreciation and amortization	32.6	47.6	46.3	34.7

EBITDA margin (R$/m³)	53	55	47	43

1
The information for 1Q10 also exclude the effects of adhering the Federal and Mato Grosso State tax financing program, with an impact of R$ 22 million on Ipiranga’s EBITDA. Additional information is available in note 22.a. to the financial statements for the quarter ended March 31st, 2010, available at Ultrapar’s website (www.ultra.com.br).

Summary of the first quarter of 2010

Ultrapar – Consolidated data	1Q10	1Q09	4Q09	Δ (%) 1Q10v1Q09	Δ (%) 1Q10v4Q09
Net sales and services	9,941	6,411	10,422	55%	(5%)
Gross profit	724	526	756	38%	(4%)
Operating profit	261	178	269	47%	(3%)
EBITDA	362	274	389	32%	(7%)
Net earnings	141	91	149	54%	(6%)
Earnings per share¹	1.05	0.68	1.11	54%	(6%)
Amounts in R$ million (except for EPS)
  ¹Calculated based on the number of shares in the end of the period, excluding shares held in treasury.

Ultragaz – Operational data	1Q10	1Q09	4Q09	Δ (%) 1Q10v1Q09	Δ (%) 1Q10v4Q09
Total volume (000 tons)	371	364	400	2%	(7%)
Bottled	257	257	278	0%	(8%)
Bulk	114	107	121	6%	(6%)

Ipiranga – Operational data	1Q10	1Q09	4Q09	Δ (%) 1Q10v1Q09	Δ (%) 1Q10v4Q09
Total volume (000 m³)	4,595	2,770	5,022	66%	(9%)
Diesel	2,483	1,507	2,691	65%	(8%)
Gasoline, ethanol and NGV	2,003	1,185	2,209	69%	(9%)
Other²	109	78	122	40%	(11%)
² Fuel oils, kerosene, lubricants and greases

Oxiteno – Operational data	1Q10	1Q09	4Q09	Δ (%) 1Q10v1Q09	Δ (%) 1Q10v4Q09
Total volume (000 tons)	164	124	182	32%	(10%)
Product mix
Specialty chemicals	152	115	172	31%	(12%)
Glycols	12	8	9	46%	31%
Geographical mix
Sales in Brazil	117	86	123	35%	(5%)
Sales outside Brazil	47	37	59	26%	(20%)

Ultracargo – Operational data	1Q10	1Q09	4Q09	Δ (%) 1Q10v1Q09	Δ (%) 1Q10v4Q09
Effective storage³ (000 m3)	535	437	427	23%	25%
Total kilometrage (million)	5.0	6.2	4.9	(19%)	3%
      3Monthly average

Macroeconomic indicators	1Q10	1Q09	4Q09	Δ (%) 1Q10v1Q09	Δ (%) 1Q10v4Q09
Average exchange rate (R$/US$)	1.80	2.31	1.74	(22%)	4%
Brazilian interbank interest rate (CDI)	2.0%	2.9%	2.1%
Inflation in the period (IPCA)	2.0%	1.2%	1.1%

Highlights

➢
Ultracargo sells its in-house logistics, solid bulk storage and road transportation businesses and focus its activities on liquid bulk storage – On March 31st, 2010, Ultrapar signed a sale and purchase agreement to sell the in-house logistics, solid bulk storage and road transportation businesses to Aqces Logística Internacional Ltda. The transaction value is R$ 82 million, subject to adjustments on the closing date and to certain conditions precedent, notably the segregation of the in-house logistics, solid bulk storage and road transportation operations, with the transfer of the respective assets, contracts, licenses and employees from Ultracargo to its subsidiaries AGT – Armazéns Gerais e Transporte Ltda. and Petrolog Serviços e Armazéns Gerais Ltda. The closing date is expected to occur in mid-2010, when the shares of AGT and Petrolog will be transferred to the acquirer.

➢
Acquisition of Texaco - progress of the integration – In this quarter, we further advanced in the Texaco integration process started in April 2009. We advanced in the fast-paced process of converting the acquired network into the Ipiranga brand, a process that consists of altering the visual identity of Texaco’s service stations to Ipiranga’s standards by painting and replacing banners and logos, among others. In the first quarter of 2010, 67 service stations and 7 convenience stores and franchises were converted. From April 1st to March 31st, 2010, 1,087 service stations were converted, representing 80% of the acquired service stations in the South and Southeast regions, with average expenses of approximately R$ 30 thousand per service station, totaling R$ 33 million in the period. The conversion to the Ipiranga brand is one of the elements of the implementation of Ipiranga’s business model in the acquired network. In this 1Q10, expenses related to brand-switching amounted to R$ 1 million and expenses related to the integration of the acquired operations amounted to R$ 9 million.

➢
Reduction in the cost of debt – On March 26th, 2010, Ultrapar’s Board of Directors approved the hiring of a loan with Banco do Brasil by the subsidiary Ipiranga Produtos de Petróleo S.A. in the amount of R$ 500 million, with a three-year term, interest rate equivalent to 98.5% of CDI (interbank deposit rate) and a single payment at maturity. This loan replaces the financing in the same principal amount at a cost of 120% of the CDI, thus reducing the cost of debt and providing higher financial flexibility.

Executive summary of the results

The first quarter of 2010 was marked by the intensification in the economic growth recovery, especially in relation with 1Q09, when the Brazilian gross domestic product decreased by 2.1% over the same period of 2008. The  Brazilian economic recovery over the past twelve months has driven the inflow of foreign investments in the country, thus leading the average rate of U.S. dollars to move from R$ 2.31 in the first quarter of 2009 to R$ 1.80 in the first quarter of 2010. With the consolidation of the growth trend, measures to stimulate the economy have been gradually withdrawn, such as the end of the federal Excise Tax on Manufactured Products (IPI) tax break on durable goods. Still under the effects of the IPI tax break and boosted by the return of credit availability, car sales in Brazil reported another record with 750 thousand vehicles licensed in the first quarter, a 17% growth compared with the same period of 2009. In the international environment, the economic recovery in some countries continued to reflect in increased demand for commodities and consequently the rise in their prices, especially oil, which ended the quarter at US$ 79/barrel, 69% above the closing price for the first quarter of 2009.

In 1Q10, Ultragaz sales volume grew by 2% compared with 1Q09, boosted by the 6% growth in the bulk segment, as a result of the higher level of economic activity. Ultragaz’s EBITDA reached R$ 71 million in the quarter, up 35% from 1Q09, mainly as a result of a recovery in margins, to which the implemented operational efficiency programs contributed, and of the performance in the bulk segment.

At Ipiranga, fuel sales volume grew by 66% in 1Q10 compared with 1Q09, as a consequence of Texaco’s acquisition, the recovery in the economic dynamism and the continued growth of the Brazilian light vehicle fleet. Ipiranga’s EBITDA in

1Q10 amounted to R$ 243 million, up 69% over 1Q09, resulting in an EBITDA margin of R$ 53/m3, higher than the R$ 52/m3 EBITDA margin for 1Q09 (pre-acquisition of Texaco).

In 1Q10, Oxiteno reported a 32% sales volume growth compared with 1Q09, as a result of the higher level of economic activity and commercial initiatives for imports replacement. EBITDA amounted to R$ 40 million in 1Q10, down 14% from 1Q09, due to the 22% stronger Real and higher raw material costs, but up 22% from 4Q09, especially due to the gradual recovery in margins and expense reduction initiatives.

Ultracargo reported a 23% increase in average effective storage compared with 1Q09, especially due to the consolidation of the acquired terminal in Suape in December 2009 and the higher volume of operations in Santos and Aratu terminals, as a result of the expansions completed and the economic growth. As a result, Ultracargo’s EBITDA totaled R$ 30 million in 1Q10, up 27% over 1Q09.

Ultrapar’s consolidated EBITDA totaled R$ 362 million in 1Q10, up 32% over 1Q09, due to the EBITDA growth in Ipiranga, Ultragaz and Ultracargo. Net earnings for 1Q10 reached R$ 141 million, up 54% over 1Q09, mainly as a result of the growth in EBITDA.

Operational performance

Ultragaz – In 1Q10, Ultragaz’s sales volume amounted to 371 thousand tons, up 2% over 1Q09. In the bottled segment, Ultragaz sales volume remained stable compared with 1Q09. In the bulk segment, sales volume grew by 6% due to the higher level of economic activity and recovery of manufacturing activity. Compared with 4Q09, Ultragaz’s sales volume decreased by 7%, as a result of seasonality between periods.

Ipiranga – Ipiranga’s sales volume totaled 4,595 thousand cubic meters in 1Q10, 66% higher than that in 1Q09. Sales volume of fuels for light vehicles grew by 69%, mainly as a consequence of the consolidation of Texaco’s volume from April 1st, 2009 onwards and the increase in the light vehicle fleet during the last 12 months, especially the increase in sales volume of gasoline due to the lower availability of ethanol. Diesel volume grew by 65% due to the consolidation of Texaco’s volume from April 1st, 2009 onwards and the higher level of economic activity in 1Q10. Compared with 4Q09, sales volume decreased by 9%, especially as a result of seasonality between quarters.

Oxiteno – Oxiteno’s sales volume totaled 164 thousand tons, up 32% (40 thousand tons) over 1Q09, with a 31% increase in sales volume of specialty chemicals, as a result of the higher level of economic activity compared with 1Q09, initiatives to replace imports and expansions in the production capacity. In the Brazilian market, sales volume rose by 35% (31 thousand tons), with a positive progression in all markets, especially in specialty chemicals sold to the cosmetics, agrochemicals and paints and varnishes industries. Sales volume outside Brazil grew by 26% (10 thousand tons) due to an increase in sales of specialty chemicals as a result of the capacity expansions. Compared with 4Q09, sales volume decreased by 10% (18 thousand tons), as a result of seasonality between quarters.

Ultracargo – In 1Q10, Ultracargo reported a 23% and 25% increase in average effective storage measured in cubic meters compared with 1Q09 and 4Q09, respectively, due to the consolidation of the acquired terminal in Suape in December 2009 and higher volume of operations in Santos and Aratu terminals, as a result of capacity expansions and the economic growth. In the transportation segment, total kilometrage travelled declined by 19% compared with 1Q09, especially due to Ultracargo’s decision to reduce its presence in some segments during 2009. Compared with 4Q09, total kilometrage travelled declined by 3%.

Economic-financial performance

Net sales and services – Ultrapar’s consolidated net sales and services amounted to R$ 9,941 million in 1Q10, up 55% over 1Q09, mainly as a consequence of the consolidation of Texaco from 2Q09 onwards and the growth in sales in all businesses. Compared with 4Q09, Ultrapar’s net sales and services declined by 5% due to seasonality between periods.

1 Reported figures, include non-recurring items

Ultragaz – Ultragaz’s net sales and services amounted to R$ 842 million in 1Q10, up 10% over 1Q09, due to an increase in sales volume, a rise in the cost of LPG used in the bulk segment and commercial initiatives and operational efficiency programs implemented. Compared with 4Q09, net sales and services declined by 5% as a consequence of seasonally lower sales volume, partially offset by the effect of an increase in the cost of LPG used in the bulk segment.

Ipiranga – Ipiranga’s net sales and services amounted to R$ 8,591 million in 1Q10, up 68% over 1Q09, especially as a result of a 66% increase in sales volume, an increased share of gasoline in the product mix and an increase in ethanol costs due to the reduced availability of the product in 1Q10, partially offset by a reduction in the diesel ex-refinery cost in June 2009. Compared with 4Q09, net sales and services declined by 4%, mainly due to a 9% decrease in sales volume.

Oxiteno – Oxiteno’s net sales and services totaled R$ 472 million in 1Q10, up 3% over 1Q09, despite the 22% stronger Real, as a consequence of the 32% growth in sales volume. Compared with 4Q09, net sales and services declined by 7%, mainly due to the 10% reduction in sales volume.

Ultracargo – Ultracargo’s net sales and services amounted to R$ 82 million in 1Q10, up 1% from 1Q09, despite the 23% increase in average storage, due to a reduction in kilometrage travelled. Compared with 4Q09, Ultracargo’s net sales and services grew by 4%, mainly due to the progression in average storage.

Cost of goods sold – Ultrapar’s cost of goods sold amounted to R$ 9,216 million in 1Q10, up 57% from 1Q09, especially as a result of the consolidation of Texaco from 2Q09 onwards and higher volume of operations in all business. Compared with 4Q09, Ultrapar’s cost of goods sold declined by 5%, especially due to seasonality between quarters.

Ultragaz – Ultragaz’s cost of goods sold amounted to R$ 696 million in 1Q10, up 6% over 1Q09, as a consequence of a 6% increase in ex-refinery cost of LPG used in the bulk segment from January 2010 and higher sales volume. Compared with 4Q09, the cost of goods sold declined by 7%, in line with the sales volume variation – higher ex-refinery cost of LPG used in the bulk segment was offset in the quarter by lower distribution costs, especially lower costs with bottles re-qualification.

Ipiranga – Ipiranga’s cost of goods sold amounted to R$ 8,120 million in 1Q10, up 68% over 1Q09, especially due to a 66% increase in sales volume, an increased share of gasoline in the product mix and an increase in ethanol costs in 1Q10, partially offset by a reduction in the diesel ex-refinery cost in June 2009. In relation to 4Q09, cost of goods sold declined by 4%, due to the 9% reduction in sales volume.

Oxiteno – Oxiteno’s cost of goods sold in 1Q10 amounted to R$ 392 million, up 4% over 1Q09, as a result of the 32% increase in sales volume and higher costs of raw material in dollars, partially offset by the 22% stronger Real. Compared with 4Q09, Oxiteno’s cost of goods sold declined by 9%, almost in line with sales volume variation, with variations in raw material prices in dollars offset by those in the exchange rate.

Ultracargo – Ultracargo’s cost of services provided amounted to R$ 41 million in 1Q10, down 16% over 1Q09, mainly due to its reduced presence in the transportation segment and a R$ 5 million reduction in depreciation resulting from the revision in the useful life of assets. Compared with 4Q09, Ultracargo’s cost of services provided declined by 17%, especially due to increased expenses for scheduled maintenance of terminals in 4Q09 and the R$ 5 million reduction in depreciation.

Sales, general and administrative expenses – Ultrapar’s sales, general and administrative expenses amounted to R$ 470 million in 1Q10, up 33% from 1Q09, basically as a result of Texaco’s consolidation from 2Q09 onwards and non-recurring expenses related to the integration of its operations into Ultrapar. Compared with 4Q09, Ultrapar’s sales, general and administrative expenses declined by 6%.

Ultragaz – Ultragaz’s sales, general and administrative expenses amounted to R$ 107 million in 1Q10, up 22% over 1Q09 as a consequence of (i) increased expenses related to promotional and sales campaigns, (ii) the effects of inflation on personnel expenses, (iii) higher variable compensation, in line with the earnings progression, and (iv) an increase in depreciation. Compared with 4Q09, sales, general and administrative expenses grew by 1%, with a reduction in sales expenses offset mainly by the increase in depreciation.

Ipiranga – Ipiranga’s sales, general and administrative expenses amounted to R$ 267 million in 1Q10, up 50% from 1Q09, mainly due to the consolidation of Texaco from 2Q09 onwards. Excluding depreciation, Ipiranga’s sales, general and administrative expenses represented R$ 51/m3 of product sold, lower than the R$ 56/m3 in 1Q09 (pre-acquisition of Texaco), reflecting the implementation of the operational and administrative synergy plan. In relation to 4Q09, sales, general and administrative expenses declined by 6% due to lower sales volume, partially offset by a concentration of advertising and marketing expenses in the first quarter.

Oxiteno – Oxiteno’s sales, general and administrative expenses totaled R$ 66 million in 1Q10, up 5% from 1Q09 mainly due to higher freight expenses resulting from the 32% increase in sales volume, partially offset by expense reduction initiatives implemented, lower variable compensation and the effect of a stronger Real over international freight expenses. Compared with 4Q09, Oxiteno’s sales, general and administrative expenses declined by 4% especially due to the seasonally lower volume.

Ultracargo – Ultracargo’s sales, general and administrative expenses totaled R$ 20 million in 1Q10, down 14% from 1Q09, despite the 23% growth in stored volume, especially as a result of its reduced presence in the transportation segment and operational synergies resulting from União Terminais’ integration during 2009. Compared with 4Q09, Ultracargo’s sales, general and administrative expenses decreased by 10%, especially due to the higher variable compensation in 4Q09, in line with the strong earnings progression reported in 2009.

EBITDA – Ultrapar’s EBITDA amounted to R$ 362 million in 1Q10, 32% growth over 1Q09, mainly as a consequence of the consolidation of Texaco from 2Q09 onwards and EBITDA growth in Ipiranga, Ultragaz and Ultracargo. Compared with 4Q09, Ultrapar’s EBITDA declined by 7%, especially due to the seasonal volume reduction between periods.

1 Reported figures, include non-recurring items

Ultragaz – Ultragaz’s EBITDA amounted to R$ 71 million in 1Q10, up 35% over 1Q09, especially due to a recovery in margins, to which the operational efficiency programs implemented contributed, and an improvement in the bulk segment performance, partially offset by an increase in expenses related to promotional and sales campaigns and higher variable compensation. Compared with 4Q09, Ultragaz’s EBITDA grew by 16%, despite the seasonally lower volume, especially due to a R$ 7 million extraordinary item related to tax contingencies in 4Q09.

Ipiranga – Ipiranga’s EBITDA amounted to R$ 243 million in 1Q10, up 69% over 1Q09, mainly as a consequence of the consolidation of Texaco from 2Q09 onwards, the implementation of the operational and administrative synergy plan and the improved product mix. Compared with 4Q09, Ipiranga’s EBITDA decreased by 13%, especially due to the seasonally lower volume. In 1Q10, Ipiranga’s unit EBITDA margin was R$ 53/m3, above the unit EBITDA margin of R$ 52/m3 (pre-acquisition of Texaco) reported in 1Q09, but lower than the margin of R$ 55/m3 in 4Q09, due to the seasonality between quarters and consequently lower operational leverage.

In 1Q10, Ipiranga’s reported EBITDA, considering non-recurring items, amounted to R$ 210 million, up 46% over 1Q10 and 20% lower than that of 4Q09.

Oxiteno – Oxiteno’s EBITDA amounted to R$ 40 million in 1Q10, down 14% over 1Q09, especially due to the 22% stronger Real. Compared with 4Q09, Oxiteno’s EBITDA grew by 29%, despite the seasonally lower volume, especially as a result of the gradual recovery in margins, the expense reduction initiatives and the 4% weaker Real. Oxiteno’s unit EBITDA reached US$ 134/ton in 1Q10, up 38% over 4Q09.

Ultracargo – Ultracargo’s EBITDA amounted to R$ 30 million, up 27% and 38% over 1Q09 and 4Q09, especially due to the higher volume of operations in its terminals and operational synergies resulting from União Terminais’ integration during 2009.

Depreciation and amortization – Total depreciation and amortization costs and expenses in 1Q10 amounted to R$ 101 million, up R$ 5 million from 1Q09 and down R$ 18 million from 4Q09. The reduction compared with 4Q09 is a result of the revision in the economic useful life of assets in accordance with Technical Standard ICPC (Brazilian Accounting Pronouncements Committee) 10 and in effect from January 1st, 2010 onwards.

Financial result – Ultrapar reported net financial expense of R$ 75 million in 1Q10, R$ 16 million higher than that of 1Q09, mainly as a result of the higher average net debt resulting from the disbursement related to the acquisition of Texaco on March 31st, 2009. Compared with 4Q09, net financial expense increased by R$ 3 million.

Net earnings – Ultrapar’s consolidated net earnings in 1Q10 amounted to R$ 141 million, a growth of 54% over 1Q09 and 6% lower than that of 4Q09, especially due to variations in EBITDA in relation to the compared periods.

Investments – Total investment, net of disposals and repayments, amounted to R$ 205 million in 1Q10, allocated as follows:

•	At Ultragaz, R$ 37 million were invested mainly in new clients in the bulk segment and renewal of assets.

•
At Ipiranga, R$ 60 million were invested in the conversion of unbranded service stations, new service stations, renewal and improvement of the distribution network. From the total amount invested, R$ 28 million were related to additions to property, plant and equipment, and R$ 31 million were related to financing and bonuses to clients, net of repayments. In addition, Ipiranga’s estimated investments for 2010 were updated from R$ 314 million to R$ 414 million, with additional investments in the distribution network.

•	At Oxiteno, R$ 98 million were invested, concentrated on projects to expand ethylene oxide and ethoxylates production capacity in Camaçari and to increase productivity.

•	Ultracargo invested R$ 6 million in expansions of the Suape (30 thousand m3) and Santos terminals (21 thousand m3). Santos expanded operations started up during 1Q10.

R$ million	1Q10
Additions to fixed assets1
Ultragaz	37
Ipiranga	28
Oxiteno	98
Ultracargo	6
Total – additions to fixed assets	173
Financing and bonuses to clients2 - Ipiranga	31
Total Investments, net of disposals and repayments	205
1 Includes the consolidation of Serma
2  Financing and bonuses to clients are included as working capital in the Cash Flow Statement

Ultrapar in the capital markets

Ultrapar’s average daily trading volume in 1Q10 was R$ 32 million/day, 34% higher than the average of R$ 24 million/day in 1Q09, considering the combined trading on the BMF&Bovespa and the NYSE. Ultrapar’s shares closed 1Q10 quoted at R$ 85.50/share on the BMF&Bovespa, with an accumulated appreciation of 7% from the end of 4Q09, compared with the 3% appreciation of the Ibovespa index over the same period. At the NYSE, Ultrapar’s shares appreciated by 3% in 1Q10, while the Dow Jones index was up 4% over the same period. Ultrapar closed 1Q10 with a market value of R$ 12 billion, up 54% from 1Q09.

Outlook

With leading position in each of its business units, Ultrapar is placed in a privileged position to capture the benefits from the significant growth potential of the Brazilian economy. At Ipiranga, such benefits reflect in the growth of diesel sales and in the effect of the expansion of the Brazilian fleet on gasoline, ethanol and NGV sales volume, given the low car penetration in Brazil, mainly in the North, Northeast and Mid-West regions, where it focuses its network expansion through the conversion of unbranded service stations and acquisitions of local companies. Ultragaz, that have been reporting significant growth in results, will continue to benefit from the positive outlook for volumes in the bulk segment, keeping its strategy of expanding in niche markets and programs to strengthen its operational excellence. At Oxiteno, expansions of production capacity focused on specialty chemicals, the good performance of the Brazilian economy and the recent stability in raw material prices allow the company to realize its earnings potential. Finally, Ultracargo, which will focus exclusively on its liquid bulk storage business, segment in which it has a leadership position, will continue to seek opportunities to boost the benefits from the growing demand for logistics infrastructure in Brazil.

Forthcoming events

Conference call / Webcast: May 7th, 2010

Ultrapar will be holding a conference call for analysts on May 7th, 2010 to comment on the company's performance in the first quarter of 2010 and outlook. The presentation will be available for download on the company's website 30 minutes prior to the conference call.

Brazilian: 10:00 a.m. (US EST)
Phone: +55 11 2188 0155
Code: Ultrapar

International: 11:30 a.m. (US EST)
Participants Brazil: 0800 891 9722
Participants US: +1 800 418 6854
Participants International: +1 973 200 3114
Code: Ultrapar or 68481410

WEBCAST live via Internet at www.ultra.com.br. Please connect 15 minutes in advance.

This document may contain forecasts of future events. Such predictions merely reflect the expectations of the Company's management. Words such as: "believe", "expect", "plan", "strategy", "prospects", "envisage", "estimate", "forecast", "anticipate", "may" and other words with similar meaning are intended as preliminary declarations regarding expectations and future forecasts. Such declarations are subject to risks and uncertainties, anticipated by the Company or otherwise, which could mean that the reported results turn out to be significantly different from those forecasts. Therefore, the reader should not base investment decisions solely on these estimates.

Operational and market Information

Financial focus	1Q10	1Q09	4Q09
EBITDA margin Ultrapar	3.6%	4.3%	3.7%
Net margin Ultrapar	1.4%	1.4%	1.4%
Focus on human resources	1Q10	1Q09	4Q09
Number of employees – Ultrapar	9,397	9,366	9,429
Number of employees – Ultragaz	4,010	4,075	4,075
Number of employees – Ipiranga	2,293	2,096	2,326
Number of employees – Oxiteno	1,524	1,567	1,481
Number of employees – Ultracargo	1,245	1,328	1,232
Focus on capital markets	1Q10	1Q09	4Q09
Number of shares (000)	136,096	136,096	136,096
Market capitalization 1 – R$ million	11,303	7,484	10,898
BM&FBovespa	1Q10	1Q09	4Q09
Average daily volume (shares)	301,060	309,980	294,400
Average daily volume (R$ 000)	24,975	17,081	23,414
Average share price (R$/share)	83.0	55.1	79.5
NYSE	1Q10	1Q09	4Q09
Quantity of ADRs2 (000 ADRs)	13,027	12,487	13,024
Average daily volume (ADRs)	86,500	125,791	99,553
Average daily volume (US$ 000)	3,992	2,974	4,688
Average share price (US$/ADR)	46.2	23.6	47.1
Total	1Q10	1Q09	4Q09
Average daily volume (shares)	387,560	435,771	393,953
Average daily volume (R$ 000)	32,188	23,963	31,545

All financial information is presented according to the accounting principles laid down in the Brazilian Corporate Law. All figures are expressed in Brazilian Reais, except for the amounts on page 21, which are expressed in US dollars and were obtained using the average exchange rate (commercial dollar rate) for the corresponding periods.

For additional information, please contact:
Investor Relations - Ultrapar Participações S.A.
+55 11 3177 7014
invest@ultra.com.br
www.ultra.com.br

1	Calculated based on the weighted average price in the period.
2	1 ADR = 1 preferred share.

ULTRAPAR
CONSOLIDATED BALANCE SHEET
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2010	2009	2009

ASSETS
Cash and financial investments	1,865.9	1,569.8	2,276.0
Trade accounts receivable	1,597.1	1,451.6	1,612.5
Inventories	1,012.0	871.1	942.2
Defered income tax and social contribution	203.8	112.6	168.8
Other	388.9	362.4	378.3
Total Current Assets	5,067.7	4,367.5	5,377.8

Investments	23.4	1,223.9	23.3
Property, plant and equipment and intangibles	4,727.7	3,735.6	4,655.8
Deferred charges	8.6	14.1	9.8
Financial investments	3.0	7.2	7.2
Defered income tax and social contribution LT	417.3	402.2	472.7
Trade accounts receivable LT	329.3	199.0	338.2
Other long term assets	222.0	131.0	205.5
Total Long Term Assets	5,731.4	5,713.0	5,712.5

TOTAL ASSETS	10,799.0	10,080.5	11,090.3

LIABILITIES
Loans and financing	616.0	2,083.5	1,018.9
Debentures	27.0	-	1.4
Suppliers	667.6	510.9	891.9
Payroll and related charges	133.1	127.3	176.5
Taxes	201.8	113.7	145.4
Other accounts payable	65.6	188.8	253.9
Total Current Liabilities	1,711.0	3,024.2	2,488.0

Loans and financing	2,512.9	2,054.9	2,136.0
Debentures	1,188.8	-	1,186.5
Defered income tax and social contribution	17.5	22.8	12.6
Other long term liabilities	389.4	197.8	402.9
Total Long Term Liabilities	4,108.6	2,275.5	3,738.0
TOTAL LIABILITIES	5,819.7	5,299.7	6,226.0

STOCKHOLDERS' EQUITY
Capital	3,696.8	3,696.8	3,696.8
Capital reserve	1.4	1.0	1.3
Revaluation reserves	7.8	9.8	8.2
Profit reserves	1,133.1	940.8	1,132.4
Mark to market adjustments	(2.0)	(5.6)	(4.1)
Cumulative translation adjustment	(19.0)	7.2	(5.3)
Retained earnings	140.8	91.5	-
Total Stockholders' Equity	4,958.8	4,741.5	4,829.3
Minority Interests	20.5	39.3	35.0
TOTAL STOCKHOLDERS' EQUITY & M.I.	4,979.4	4,780.8	4,864.3

TOTAL LIAB. AND STOCKHOLDERS' EQUITY	10,799.0	10,080.5	11,090.3

Cash and financial investments	1,868.9	1,577.0	2,283.2
Debt	4,344.7	4,138.5	4,342.8
Net cash (debt)	(2,475.7)	(2,561.5)	(2,059.6)

ULTRAPAR
CONSOLIDATED INCOME STATEMENT
In millions of Reais (except per share data) - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	MAR	MAR	DEC	MAR	MAR
	2010	2009	2009	2010	2009

Net sales and services	9,940.8	6,411.4	10,422.4	9,940.8	6,411.4

Cost of sales and services	(9,216.4)	(5,885.2)	(9,666.4)	(9,216.4)	(5,885.2)

Gross profit	724.4	526.2	756.0	724.4	526.2

Operating expenses
Selling	(224.9)	(151.2)	(219.0)	(224.9)	(151.2)
General and administrative	(176.3)	(144.6)	(199.4)	(176.3)	(144.6)
Depreciation and amortization	(68.8)	(57.3)	(79.5)	(68.8)	(57.3)

Other operating income (expenses)	6.6	4.7	11.2	6.6	4.7

EBIT	261.1	177.8	269.2	261.1	177.8

Financial results	(75.3)	(58.9)	(72.6)	(75.3)	(58.9)
Financial income	46.2	58.6	43.3	46.2	58.6
Financial expenses	(121.5)	(117.5)	(115.9)	(121.5)	(117.5)

Equity in earnings (losses) of affiliates	0.0	(0.1)	0.1	0.0	(0.1)

Other income (expense)	0.9	3.0	4.1	0.9	3.0

Income before taxes	186.7	121.8	200.9	186.7	121.8

Provision for income and social contribution tax	(56.5)	(36.2)	(57.6)	(56.5)	(36.2)
Benefit of tax holidays	7.1	6.9	5.4	7.1	6.9

Income before minority interest	137.3	92.5	148.7	137.3	92.5

Minority interest	3.2	(1.3)	0.1	3.2	(1.3)

Net Income	140.5	91.2	148.8	140.5	91.2

EBITDA	362.4	274.1	388.6	362.4	274.1
Depreciation and amortization	101.3	96.3	119.4	101.3	96.3
Total investments, net of disposals and repayments	204.6	1,291.3	220.1	204.6	1,291.3

RATIOS

Earnings / share - R$	1.05	0.68	1.11	1.05	0.68

Net debt / Stockholders' equity	0.50	0.54	0.43	0.50	0.54
Net debt / LTM EBITDA	1.72	2.27	1.52	1.72	2.27
Net interest expense / EBITDA	0.21	0.21	0.19	0.21	0.21
Gross margin	7.3%	8.2%	7.3%	7.3%	8.2%
Operating margin	2.6%	2.8%	2.6%	2.6%	2.8%
EBITDA margin	3.6%	4.3%	3.7%	3.6%	4.3%

ULTRAPAR
CONSOLIDATED CASH FLOW STATEMENT
In millions of Reais - Accounting practices adopted in Brazil

	JAN - MAR
	2010	2009

Cash Flows from operating activities	34.4	362.4
Net income	140.5	91.2
Minority interest	(3.2)	1.3
Depreciation and amortization	101.3	96.3
Working capital	(302.6)	66.7
Financial expenses (A)	89.8	91.5
Deferred income and social contribution taxes	25.5	7.4
Other (B)	(17.1)	8.0

Cash Flows from investing activities	(173.4)	(1,295.0)
Additions to fixed assets, net of disposals	(173.4)	(105.4)
Acquisition and sale of equity investments	-	(1,189.6)

Cash Flows from (used in) financing activities	(275.2)	376.0
Issuances of short term debt	82.6	21.2
Amortization of short term debt	(1,147.1)	(170.4)
Issuances of long term debt	965.5	526.0
Related companies	(1.8)	(0.7)
Dividends paid (C)	(163.1)	(0.1)
Other (D)	(11.4)	-

Net increase (decrease) in cash and cash equivalents	(414.2)	(556.6)

Cash and cash equivalents at the beginning of the period (E)	2,283.2	2,133.6

Cash and cash equivalents at the end of the period (E)	1,868.9	1,577.0

Supplemental disclosure of cash flow information
Cash paid for interest (F)	2.1	13.2
Cash paid for income and social contribution taxes (G)	15.2	11.0

(A)	Comprised of interest, exchange rate and inflationary variation expenses on loans and financing. Does not include revenues from interest, exchange rate and inflationary variation on cash equivalents.
(B)	Comprised mainly of cost of permanent asset sold and noncurrent assets and liabilities variations net.
(C)	Includes dividends paid by Ultrapar and its subsidiaries to third parties.
(D)	Minority interest portion in the capital reduction of Ultingás, in which Ultragaz holds a 56% stake.
(E)	Includes long term investments.
(F)	Included in cash flow used in financing activities.
(G)	Included in cash flow from operating activities.

ULTRAGAZ
CONSOLIDATED BALANCE SHEET
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2010	2010	2009

OPERATING ASSETS
Trade accounts receivable	169.2	184.1	160.3
Trade accounts receivable - noncurrent portion	29.7	13.7	31.0
Inventories	38.7	36.5	39.9
Other	25.8	44.9	20.3
Property, plant and equipment and intangibles	525.4	521.9	519.1
Deferred charges	8.6	14.1	9.8

TOTAL OPERATING ASSETS	797.3	815.2	780.4

OPERATING LIABILITIES
Suppliers	26.1	40.4	29.9
Payroll and related charges	49.9	46.2	58.5
Taxes	7.1	4.1	5.6
Other accounts payable	4.9	2.6	18.5

TOTAL OPERATING LIABILITIES	87.9	93.3	112.5

ULTRAGAZ
CONSOLIDATED INCOME STATEMENT
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	MAR	MAR	DEC	MAR	MAR
	2010	2009	2009	2010	2009

Net sales	841.7	765.1	884.0	841.7	765.1

Cost of sales and services	(696.5)	(654.2)	(746.9)	(696.5)	(654.2)

Gross profit	145.2	110.9	137.1	145.2	110.9

Operating expenses
Selling	(43.4)	(36.5)	(47.3)	(43.4)	(36.5)
General and administrative	(30.5)	(21.6)	(28.8)	(30.5)	(21.6)
Depreciation and amortization	(32.7)	(29.4)	(29.7)	(32.7)	(29.4)

Other operating results	(0.5)	(0.4)	0.3	(0.5)	(0.4)

EBIT	38.3	23.0	31.6	38.3	23.0

EBITDA	70.9	52.4	61.3	70.9	52.4
Depreciation and amortization	32.7	29.4	29.7	32.7	29.4

RATIOS

Gross margin (R$/ton)	392	305	343	392	305
Operating margin (R$/ton)	103	63	79	103	63
EBITDA margin (R$/ton)	191	144	153	191	144

IPIRANGA
CONSOLIDATED BALANCE SHEET
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2010	2009	2009

OPERATING ASSETS
Trade accounts receivable	1,158.4	1,000.0	1,201.5
Trade accounts receivable - noncurrent portion	299.3	184.9	306.9
Inventories	667.0	390.2	584.5
Other	199.2	107.4	188.1
Property, plant and equipment and intangibles	1,385.9	791.2	1,389.3

TOTAL OPERATING ASSETS	3,709.8	2,473.7	3,670.4

OPERATING LIABILITIES
Suppliers	539.9	343.7	712.2
Payroll and related charges	37.8	31.9	66.1
Post-retirement benefits	86.6	69.4	86.6
Taxes	121.7	55.6	93.4
Other accounts payable	7.7	4.8	25.4

TOTAL OPERATING LIABILITIES	793.7	505.4	983.7

IPIRANGA
CONSOLIDATED INCOME STATEMENT
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	MAR	MAR	DEC	MAR	MAR
	2010	2009	2009	2010	2009

Net sales	8,572.5	5,113.5	8,988.7	8,572.5	5,113.5

Cost of sales and services	(8,123.7)	(4,822.3)	(8,483.1)	(8,123.7)	(4,822.3)

Gross profit	448.8	291.2	505.6	448.8	291.2

Operating expenses
Selling	(149.1)	(87.6)	(138.0)	(149.1)	(87.6)
General and administrative	(96.7)	(66.4)	(117.1)	(96.7)	(66.4)
Depreciation and amortization	(32.0)	(24.4)	(45.4)	(32.0)	(24.4)

Other operating results	6.4	4.4	10.1	6.4	4.4

EBIT	177.4	117.2	215.3	177.4	117.2

EBITDA	210.0	143.5	262.9	210.0	143.5
Depreciation and amortization	32.6	26.3	47.6	32.6	26.3

RATIOS

Gross margin (R$/m3)	98	105	101	98	105
Operating margin (R$/m3)	39	42	43	39	42
EBITDA margin (R$/m3)	46	52	52	46	52

OXITENO
CONSOLIDATED BALANCE SHEET
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2010	2009	2009

OPERATING ASSETS
Trade accounts receivable	238.5	231.6	217.5
Inventories	280.4	420.6	287.0
Other	130.3	154.7	130.2
Property, plant and equipment and intangibles	1,536.7	1,439.5	1,467.3

TOTAL OPERATING ASSETS	2,185.9	2,246.5	2,102.0

OPERATING LIABILITIES
Suppliers	91.0	97.3	97.5
Payroll and related charges	27.1	34.3	33.1
Taxes	21.1	23.1	15.5
Other accounts payable	4.0	8.4	3.6

TOTAL OPERATING LIABILITIES	143.1	163.1	149.7

OXITENO
CONSOLIDATED INCOME STATEMENT
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	MAR	MAR	DEC	MAR	MAR
	2010	2009	2009	2010	2009

Net sales	472.1	460.1	505.5	472.1	460.1

Cost of goods sold
Variable	(327.5)	(297.1)	(363.7)	(327.5)	(297.1)
Fixed	(40.6)	(55.0)	(44.1)	(40.6)	(55.0)
Depreciation and amortization	(24.0)	(23.9)	(24.7)	(24.0)	(23.9)

Gross profit	80.0	84.1	73.0	80.0	84.1

Operating expenses
Selling	(32.3)	(26.8)	(33.6)	(32.3)	(26.8)
General and administrative	(31.9)	(34.8)	(33.2)	(31.9)	(34.8)
Depreciation and amortization	(2.0)	(1.4)	(2.0)	(2.0)	(1.4)

Other operating results	(0.2)	(0.2)	(0.4)	(0.2)	(0.2)

EBIT	13.5	20.9	3.9	13.5	20.9

EBITDA	39.5	46.2	30.5	39.5	46.2
Depreciation and amortization	26.0	25.3	26.6	26.0	25.3

RATIOS

Gross margin (R$/ton)	488	680	402	488	680
Operating margin (R$/ton)	82	168	22	82	168
EBITDA margin (R$/ton)	241	373	168	241	373

ULTRACARGO
CONSOLIDATED BALANCE SHEET
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2010	2009	2009

OPERATING ASSETS
Trade accounts receivable	26.9	32.6	24.4
Inventories	2.4	2.8	2.5
Other	12.5	11.6	12.2
Property, plant and equipment and intangibles	467.4	433.1	468.8

TOTAL OPERATING ASSETS	509.3	480.1	507.9

OPERATING LIABILITIES
Suppliers	14.8	17.0	19.0
Payroll and related charges	15.9	14.2	16.0
Taxes	3.3	3.5	3.1
Other accounts payable¹	25.9	12.0	11.0

TOTAL OPERATING LIABILITIES	59.9	46.7	49.1

1Includes the long term obligations with clients account.

ULTRACARGO
CONSOLIDATED INCOME STATEMENT
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	MAR	MAR	DEC	MAR	MAR
	2010	2009	2009	2010	2009

Net sales	82.5	81.7	79.6	82.5	81.7

Cost of sales and services	(40.6)	(48.2)	(49.1)	(40.6)	(48.2)

Gross profit	41.9	33.5	30.4	41.9	33.5

Operating expenses
Selling	0.5	(0.1)	0.1	0.5	(0.1)
General and administrative	(20.6)	(23.0)	(22.3)	(20.6)	(23.0)
Depreciation and amortization	(0.1)	(0.2)	(0.2)	(0.1)	(0.2)

Other operating results	0.9	0.7	1.1	0.9	0.7

EBIT	22.7	10.9	9.1	22.7	10.9

EBITDA	30.4	24.0	22.1	30.4	24.0
Depreciation and amortization	7.7	13.1	13.0	7.7	13.1

RATIOS

Gross margin	51%	41%	38%	51%	41%
Operating margin	28%	13%	11%	28%	13%
EBITDA margin	37%	29%	28%	37%	29%

ULTRAPAR
CONSOLIDATED INCOME STATEMENT
In millions of US dollars except where otherwise mentioned - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	MAR	MAR	DEC	MAR	MAR
	2010	2009	2009	2010	2009

Net sales
Ultrapar	5,515.2	2,773.9	5,995.8	5,515.2	2,773.9
Ultragaz	467.0	331.0	508.5	467.0	331.0
Ipiranga	4,756.1	2,212.4	5,171.0	4,756.1	2,212.4
Oxiteno	261.9	199.1	290.8	261.9	199.1
Ultracargo	45.8	35.3	45.8	45.8	35.3

EBITDA
Ultrapar	201.1	118.6	223.6	201.1	118.6
Ultragaz	39.3	22.7	35.3	39.3	22.7
Ipiranga	116.5	62.1	151.2	116.5	62.1
Oxiteno	21.9	20.0	17.6	21.9	20.0
Ultracargo	16.9	10.4	12.7	16.9	10.4

EBIT
Ultrapar	144.8	76.9	154.9	144.8	76.9
Ultragaz	21.2	10.0	18.2	21.2	10.0
Ipiranga	98.4	50.7	123.8	98.4	50.7
Oxiteno	7.5	9.0	2.2	7.5	9.0
Ultracargo	12.6	4.7	5.2	12.6	4.7

EBITDA margin
Ultrapar	4%	4%	4%	4%	4%
Ultragaz	8%	7%	7%	8%	7%
Ipiranga	2%	3%	3%	2%	3%
Oxiteno	8%	10%	6%	8%	10%
Ultracargo	37%	29%	28%	37%	29%

EBITDA margin / volume
Ultragaz (US$/ton)	106	62	88	106	62
Ipiranga (US$/m3)	25	22	30	25	22
Oxiteno (US$/ton)	134	161	97	134	161

Net income
Ultrapar	78.0	39.5	85.6	78.0	39.5

Net income / share (US$)	0.58	0.29	0.64	0.58	0.29

ULTRAPAR PARTICIPAÇÕES S/A
LOANS
In millions of Reais - Accounting practices adopted in Brazil

LOANS	Balance in March/2010
	Ultragaz	Oxiteno	Ultracargo	Ipiranga	Ultrapar Parent Company / Other	Ultrapar Consolidated
							Index/ Currency	Average Weighted Interest rate (% p.y.)	Maturity
Foreign Currency

Notes	449.2	-	-	-	-	449.2	US$	7.2	2015
Syndicated loan	-	107.0	-	-	-	107.0	US$ + LIBOR	1.2	2011
Advances on Foreign Exchange Contracts	-	106.9	-	-	-	106.9	US$	2.1	< 271 days
BNDES	16.9	36.8	0.6	0.8	-	55.1	US$	5.9	2010 to 2016
Import Financing (FINIMP) - RPR	-	-	-	-	17.1	17.1	US$	3.5	2010
Financial institutions	-	15.7	-	-	-	15.7	MX$ + TIIE	2.2	2010 to 2014
Financial institutions	-	8.5	-	-	-	8.5	US$ + LIBOR	1.9	2010 to 2011
Import Financing (FINIMP) - Tequimar	-	-	0.8	-	-	0.8	US$	7.0	2012
Financial institutions	-	0.5	-	-	-	0.5	BS	20.4	2010 to 2013
BNDES	0.0	-	0.2	-	-	0.3	UMBNDES	8.0	2010 to 2011

Subtotal	466.1	275.3	1.7	0.8	17.1	761.0

Local Currency

Debentures	-	-	-	-	1,215.8	1,215.8	CDI	108.5	2012
BNDES	319.9	466.9	98.3	221.2	-	1,106.3	TJLP	3.7	2010 to 2019
Banco do Brasil fixed rate1	-	-	-	840.8	-	840.8	R$	11.5	2012 to 2013
Loan - MaxFácil	-	-	-	113.1	-	113.1	CDI	100.0	2010
Banco do Nordeste do Brasil	-	109.3	-	-	-	109.3	R$	8.5	2018
Research and projects financing (FINEP)	-	63.7	-	-	-	63.7	TJLP	0.9	2010 to 2014
Banco do Brasil floating rate	-	-	-	57.1	-	57.1	CDI	95.0	2010
Working capital loan - União Vopak/RPR	-	-	0.3	-	30.0	30.2	CDI	121.3	2010 to 2013
BNDES	3.6	14.8	-	2.8	0.1	21.2	R$	4.8	2015 to 2019
Agency for Financing Machinery and Equipment (FINAME)	-	0.8	0.0	11.3	-	12.1	TJLP	3.2	2010 to 2013
Financial leasing floating rate	-	-	-	10.4	-	10.4	CDI	1.7	2010 to 2011
Financial leasing fixed rate	-	-	0.0	0.1	1.9	2.0	R$	13.6	2010 to 2014
Others	-	-	-	1.8	-	1.8	CDI	1.7	2010 to 2011

Subtotal	323.5	655.4	98.6	1,258.5	1,247.7	3,583.7

Total	789.6	930.7	100.3	1,259.4	1,264.8	4,344.7

Composition per annum

Up to 1 year	76.3	240.8	24.2	240.3	61.4	643.0
From 1 to 2 years	137.4	304.8	32.5	470.2	3.1	947.9
From 2 to 3 years	99.7	158.7	26.5	543.2	1,199.9	2,027.9
From 3 to 4 years	18.4	87.1	9.6	2.6	0.3	118.0
From 4 to 5 years	9.7	50.0	6.3	2.4	0.0	68.4
Thereafter	448.2	89.4	1.1	0.7	0.1	539.5

Total	789.6	930.7	100.3	1,259.4	1,264.8	4,344.7

TIIE = Interbank Interest Rate Even / UMBNDES = BNDES Basket of Currencies / CDI = interbank deposit rate / BS = Bolivar Forte from Venezuela

	Balance in March/2010
	Ultragaz	Oxiteno	Ultracargo	Ipiranga	Ultrapar Parent Company / Other	Ultrapar Consolidated

CASH AND LONG TERM INVESTMENTS	263.8	320.8	66.8	1,136.7	80.8	1,868.9

1 For this loan, a hedging instrument was hired with the objective of swapping the fixed to floating tax rate, equivalent to 98.5% of CDI.

Item 2

ULTRAPAR PARTICIPAÇÕES S.A.
Publicly Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (05/2010)

Date, Time and Location:

May 5th, 2010, at 2:00 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luiz Antônio, nr 1343 – 9th floor, in the City and State of São Paulo (the “Company”).

Attendance:

Members of the Board of Directors and member of the Fiscal Council, duly signed.

Discussed and approved matters:

1.
To elect, pursuant to the first paragraph of Article 17 of the Company’s bylaws, as Chairman of the Board of Directors, the Board Member PAULO GUILHERME AGUIAR CUNHA, Brazilian, married, engineer, holder of identity card RG nr 4.554.607/SSP-SP and registered under CPF/MF nr 008.255.498-68, and as Vice-Chairman, the Board Member LUCIO DE CASTRO ANDRADE FILHO, Brazilian, married, engineer, holder of identity card RG nr 3.045.977/SSP-SP and registered under CPF/MF nr 061.094.708-72, both with business address at Av. Brigadeiro Luiz Antonio, nr 1343, 9th floor, in the City and State of São Paulo (ZIP 01317-910);

2.
To elect the persons qualified below as Officers of the Company, with a mandate term until the General Shareholders’ Meeting to be held in 2011 in order to examine the documents referred to in Article 133 of the Brazilian Corporate Law, related to the current fiscal year:

As Chief Executive Officer:

PEDRO WONGTSCHOWSKI, Brazilian, divorced, chemical engineer, holder of identity card RG nr 3.091.522/SSP-SP and registered under CPF/MF nr 385.585.058-53;

As Investor Relations Officer:

ANDRÉ COVRE, Brazilian, married, administrator, holder of identity card RG nr 17.841.059/SSP-SP and registered under CPF/MF nr 130.335.108-09;

As Officers:

PEDRO JORGE FILHO, Brazilian, married, engineer, holder of identity card RG nr 6.031.456/SSP-SP and registered under CPF/MF nr 822.913.308-53;

JOÃO BENJAMIN PAROLIN, Brazilian, married, chemical engineer, holder of identity card RG nr 8.658.508-3/SSP-SP, and registered under CPF/MF nr 029.320.368-74;

LEOCADIO DE ALMEIDA ANTUNES FILHO, Brazilian, married, economist, holder of identity card RG nr 2.003.414.808/SSP-RS, and registered under CPF/MF nr 206.129.230-53; and

RICARDO ISAAC CATRAN, Brazilian, married, engineer, holder of identity card RG nr 3.453.064/IFP-RJ, and registered under CPF/MF nr 597.657.207-34.

3.	To approve, after analyzing and discussing the performance of the Company in the first quarter of the current fiscal year, the respective financial statements.

4.	To approve the revision of the investment program for Ipiranga, raising its investment budget for 2010 from R$ 314 million to R$ 414 million.

5.	To update the Members of the Board of Directors about expansion projects and the strategy of the Company and its subsidiaries.

Observation:  (i) The deliberations were approved by all the Board Members present, except for Board Member Renato Ochman, who abstained from voting; (ii) the business address for all the Officers elected is at Av. Brigadeiro Luiz Antonio, nr 1343, 9th floor, in the City and State of São Paulo (ZIP 01317-910), except for Mr. Leocadio de Almeida Antunes Filho, whose business address is at Av. Francisco Eugênio, nr 329, 10th floor in the City and State of Rio de Janeiro (ZIP 20948-900); (iii) the elected Officers are hereby invested in their functions, and, previously consulted, declare that, (a) there is no penalty or ongoing impediment which could prevent any of them from exercising the activities they have been designated to; (b) they do not occupy any position in companies that can be considered market competitors of the Company and (c) they do not have conflicting interest with the Company, in accordance with Article 147 of the Brazilian Corporate Law.

As there were no further matters to be discussed, the meeting was closed and the minutes of this meeting were written, read and approved by all the undersigned members present.

Paulo Guilherme Aguiar Cunha
Chairman

Lucio de Castro Andrade Filho
Vice Chairman

Ana Maria Levy Villela Igel
 Member of the Board of Directors

Paulo Vieira Belotti
 Member of the Board of Directors

Olavo Egydio Monteiro de Carvalho
Member of the Board of Directors

Nildemar Secches
Member of the Board of Directors

Renato Ochman
Member of the Board of Directors

Luiz Carlos Teixeira
Member of the Board of Directors

Flavio César Maia Luz
Member of the Fiscal Council

Item 3
(Convenience Translation into English from the Original Previously Issued in Portuguese)

Ultrapar Participações S.A. and Subsidiaries Interim financial information March 31, 2010

Ultrapar Participações S.A. and Subsidiaries

Interim financial statements

as of March 31, 2010 and 2009

Table of contents
Independent accountant’s review report	3 - 4

Identification	5

Balance sheets	6 - 7

Income statements	8

Statements of changes in shareholders’ equity	9 - 10

Statements of cash flows - Indirect method	11 - 12

Notes to the financial statements	13 - 63

Other information considered material
by the company	64

Investment in the subsidiaries	66

MD&A – Analysis of consolidated earnings	67 - 73

Independent accountant’s review report

To the Board of Directors and Shareholders
Ultrapar Participações S.A.
São Paulo - SP

1.
We have reviewed the Quarterly Financial Information of Ultrapar Participações S.A. (the Company) and the consolidated Quarterly Financial Information of the Company and its subsidiaries for the quarter ended March 31, 2010, comprising the balance sheet, the statements of income, cash flows, changes in shareholders’ equity, management report and explanatory notes, which are the responsibility of its management.

2.
Our review was conducted in accordance with the specific rules set forth by the IBRACON - The Brazilian Institute of Independent Auditors, in conjunction with the Federal Accounting Council - CFC and consisted mainly of the following: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the main criteria adopted in the preparation of the Quarterly Financial Information; and (b) reviewing information and subsequent events that have or may have relevant effects on the financial position and operations of the Company and its subsidiaries.

3.
Based on our review, we are not aware of any material modifications that should be made to the Quarterly Financial Information described above, for these to be in accordance with the rules issued by the Brazilian Securities and Exchange Commission (CVM), which are applicable to the preparation of the Quarterly Financial Information.

4.
As described in Explanatory Note 2, during 2009, the Brazilian Securities and Exchange Commission (CVM) approved several pronouncements, interpretations and guidance issued by the Accounting Pronouncements Committee (CPC), which are effective as from January 1, 2010 and changed the accounting practices adopted in Brazil. As permitted by CVM Resolution 603/09, Management of the Company and its subsidiaries opted to present its Quarterly Financial Information in accordance with accounting practices adopted in Brazil until December 31, 2009, not applying these new accounting pronouncements, which have mandatory application for the fiscal year 2010. As required by the above mentioned CVM Resolution 603/09, the Company disclosed this fact in Explanatory Note 2  to the Quartely Financial Information, and described the main changes that could impact its year-ending financial statements, as well as it clarified the reasons for not disclosing the estimate of the possible effects in Company’s  shareholder’s equity and statements of income, as required by this Resolution.

São Paulo, May 4, 2010

KPMG Auditores Independentes
CRC 2SP014428/O-6

Anselmo Neves Macedo
Accountant CRC 1SP160482/O-6

Ultrapar Participações S.A. and Subsidiaries
(Convenience Translation into English from the Original Previously Issued in Portuguese)

IDENTIFICATION

01.01 - CAPITAL COMPOSITION
Number of shares	Current quarter	Prior quarter	Same quarter in prior year
(Thousands)	03/31/2010	12/31/2009	03/31/2009
Paid-up Capital
1 - Common	49,430	49,430	49,430
2 - Preferred	86,666	86,666	86,666
3 - Total	136,096	136,096	136,096
Treasury Share
4 - Common	7	7	7
5 - Preferred	2,138	2,138	2,201
6 - Total	2,145	2,145	2,208

01.02 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - REVENUE	5 - BEGINNING OF PAYMENT	7 - TYPE OF SHARE	8 - AMOUNT PER SHARE
01	Board of Director’s Meeting	02/24/2010	Dividends	03/12/2010	Common	1.190000000
02	Board of Director’s Meeting	02/24/2010	Dividends	03/12/2010	Preferred	1.190000000

01.03 - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF ALTERATION	3 - AMOUNT OF THE CAPITAL (IN THOUSANDS OF REAIS)	4 - AMOUNT OF THE ALTERATION (IN THOUSANDS OF REAIS)	5 - NATURE OF ALTERATION	7 - NUMBER OF SHARES ISSUED (THOUSAND)	8 - SHARE PRICE ON ISSUE DATE (IN REAIS)

Ultrapar Participações S.A. and Subsidiaries

Balance sheets

as of March 31, 2010 and December 31, 2009

(In thousands of Reais)

		Parent		Consolidated
Assets	Note
		03/31/2010	12/31/2009	03/31/2010	12/31/2009
Current assets
Cash and cash equivalents	5	32,307	58,926	1,500,396	1,887,499
Financial investments	5	20,000	-	365,511	388,505
Trade account receivables	6	-	-	1,597,101	1,612,501
Inventories	7	-	-	1,011,973	942,181
Recoverable taxes	8	37,344	38,245	310,542	320,161
Deferred income tax and social Contribution	10.a)	589	84	203,785	168,774
Dividends receivable		30	119,020	-	-
Other receivables		2,384	9	30,799	35,336
Prepaid expenses	11	-	-	47,548	22,832
Total current assets		92,654	216,284	5,067,655	5,377,789

Non-current assets
Long-term assets
Financial investments	5	-	-	3,042	7,193
Trade account receivables	6	-	-	329,320	338,200
Related companies	9.a)	750,000	774,082	9,376	7,606
Deferred income tax and social contribution	10.a)	161	147	417,344	472,741
Recoverable taxes	8	21,586	17,161	65,136	53,176
Escrow deposits		232	217	106,890	104,255
Other receivables		-	-	1,195	1,503
Prepaid expenses	11	-	-	39,353	38,922
		771,979	791,607	971,656	1,023,596

Investments
Subsidiaries	12.a)	5,085,532	4,955,753	-	-
Affiliates	12.b)	-	-	12,486	12,461
Others		-	-	10,954	10,794
Fixed assets	13 and 16.h)	-	-	3,866,947	3,791,274
Intangible assets	14	246,163	246,163	860,742	864,548
Deferred charges	15	-	-	8,591	9,819
		5,331,695	5,201,916	4,759,720	4,688,896

Total non-current assets		6,103,674	5,993,523	5,731,376	5,712,492

Total assets		6,196,328	6,209,807	10,799,031	11,090,281

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Balance sheets

as of March 31, 2010 and December 31, 2009

(In thousands of Reais)

		Parent		Consolidated
	Note
Liabilities		03/31/2010	12/31/2009	03/31/2010	12/31/2009

Current liabilities
Loans and financing	16	-	-	606,613	1,008,209
Debentures	16	26,956	1,381	26,955	1,381
Finance lease	16.h)	-	-	9,391	10,728
Suppliers		148	10,026	667,585	891,869
Salaries and related charges		100	100	133,079	176,490
Taxes payable		53	1,422	161,912	125,474
Dividends payable		2,139	160,875	7,645	170,724
Income tax and social contribution payable		5	-	38,225	18,975
Deferred income tax and social Contribution	10.a)	-	-	1,698	916
Post-employment benefits	23.b)	-	-	11,955	11,960
Provision for contingencies	22.a)	-	-	21,660	23,024
Other payables		649	847	24,318	48,236
Total current liabilities		30,050	174,651	1,711,036	2,487,986

Non-current liabilities
Long-term liabilities
Financing	16	-	-	2,509,876	2,131,388
Debentures	16	1,188,795	1,186,485	1,188,795	1,186,485
Finance lease	16.h)	-	-	3,045	4,637
Related companies	9.a)	-	-	4,071	4,071
Deferred income tax and social Contribution	10.a)	-	-	17,500	12,580
Provision for contingencies	22.a)	3,548	3,507	245,888	271,711
Post-employment benefits	23.b)	-	-	90,085	90,080
Other payables		-	-	49,361	37,052
Total non-current liabilities		1,192,343	1,189,992	4,108,621	3,738,004

Minority interest		-	-	20,535	35,017

Shareholders’ equity

Share capital	17.a)	3,696,773	3,696,773	3,696,773	3,696,773
Capital reserve	17.c)	4,482	4,482	1,426	1,275
Revaluation reserve	17.d)	7,825	8,156	7,825	8,156
Profit reserves	17.e)	1,268,850	1,268,850	1,268,850	1,268,850
Treasury shares	17.b)	(123,720)	(123,720)	(135,760)	(136,403)
Valuation adjustment	3.c) and 17.g)	(2,044)	(4,075)	(2,044)	(4,075)
Cumulative translation adjustments	3.n) and 17.h)	(19,047)	(5,302)	(19,047)	(5,302)
Retained earnings		140,816	-	140,816	-
	17.g)	4,973,935	4,845,164	4,958,839	4,829,274
Total liabilities and shareholders’ equity		6,196,328	6,209,807	10,799,031	11,090,281

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Income statements

Fiscal period ended March 31, 2010 and 2009

(In thousands of Reais)
		Parent		Consolidated
	Note
		03/31/2010	03/31/2009	03/31/2010	03/31/2009

Gross revenue from sales and services	3.a)	-	-	10,332,325	6,725,158
Taxes on sales and services		-	-	(350,503)	(279,032)
Rebates, discounts and returns		-	-	(41,024)	(34,740)
			-
Net revenue from sales and services		-	-	9,940,798	6,411,386
Cost of products and services sold	3.a)	-	-	(9,216,387)	(5,885,203)

Gross income		-	-	724,411	526,183

Income from investments in subsidiaries and affiliates
Equity in income of subsidiaries and affiliates	12.a) and 12.b)	141,539	116,444	25	(100)

Operating revenues (expenses)
Selling and marketing		-	-	(224,881)	(151,195)
General and administrative		(1,679)	(1,201)	(176,271)	(144,566)
Depreciation and amortization		-	-	(68,808)	(57,257)
Other net operating income		2,465	(1)	6,626	4,704

Operating income before financial income and other revenues		142,325	115,242	261,102	177,769
Net financial income	20	(2,309)	(24,745)	(75,292)	(58,991)
Other income	18	-	-	861	3,038

Operating income before social contribution and income tax		140,016	90,497	186,671	121,816

Social contribution and income tax
Current	10.b)	(4)	-	(30,915)	(28,780)
Deferred charges	10.b)	519	662	(25,537)	(7,456)
Tax incentives	10.b) and 10.c)	-	-	7,119	6,934
		515	662	(49,333)	(29,302)

Income before minority interest		140,531	91,159	137,338	92,514
Minority interest		-	-	3,193	(1,355)

Net income for the period		140,531	91,159	140,531	91,159

Net income per equity share (annual weighted average) - R$		1.04912	0.68086

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of changes in shareholders’ equity in the parent company

Fiscal period ended March 31, 2010

 (In thousands of Reais)
					Profit reserves
	Note	Share capital	Capital reserve	Revaluation reserve in subsidiaries	Legal reserve	Retention of profits	Valuation adjustment	Cumulative translation adjustments	Retained earnings	Treasury shares	Total

Balance at December 31, 2009		3,696,773	4,482	8,156	142,912	1,125,938	(4,075)	(5,302)	-	(123,720)	4,845,164

Realization of revaluation reserve	17.d)	-	-	(331)	-	-	-	-	331	-	-
Income tax and social contribution on realization of revaluation reserve of subsidiaries	17.d)	-	-	-	-	-	-	-	(46)	-	(46)
Valuation adjustments for financial Instruments	3.c)	-	-	-	-	-	2,301	-	-	-	2,301
Currency translation of foreign Subsidiaries	3.n)	-	-	-	-	-	-	(13,745)	-	-	(13,745)
Net income for the period		-	-	-	-	-	-	-	140,531	-	140,531

Balance at March 31, 2010		3,696,773	4,482	7,825	142,912	1,125,938	(2,044)	(19,047)	140,816	(123,720)	4,973,935

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of changes in shareholders’ equity in the consolidated

Fiscal period ended March 31, 2010

 (In thousands of Reais)
Profit reserves
	Note	Share capital	Capital reserve	Revaluation reserve in subsidiaries	Legal reserve	Retention of profits	Valuation adjustment	Cumulative translation adjustments	Retained earnings	Treasury shares	Total

Balance at December 31, 2009		3,696,773	1,275	8,156	142,912	1,125,938	(4,075)	(5,302)	-	(136,403)	4,829,274

Realization of revaluation reserve	17.d)	-	-	(331)	-	-	-	-	331	-	-
Income tax and social contribution on realization of revaluation reserve of subsidiaries	17.d)	-	-	-	-	-	-	-	(46)	-	(46)
Valuation adjustments for financial Instruments	3.c)	-	-	-	-	-	2,301	-	-	-	2,301
Currency translation of foreign Subsidiaries	3.n)	-	-	-	-	-	-	(13,745)	-	-	(13,745)
Treasury shares		-	151	-	-	-	-	-	-	643	794
Net income for the period		-	-	-	-	-	-	-	140,531	-	140,531

Balance at March 31, 2010		3,696,773	1,246	7,825	142,912	1,125,938	(4,075)	(5,302)	140,816	(135,760)	4,958,839

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of cash flows - Indirect method

Fiscal period ended March 31, 2010 and 2009

(In thousands of Reais)

		Parent		Consolidated
	Note	03/31/2010	03/31/2009	03/31/2010	03/31/2009

Cash flows from operating activities
Net income for the year		140,531	91,159	140,531	91,159
Adjustments to reconcile net income to cash provided by operating activities
Equity in income of subsidiaries and affiliates	12	(141,539)	(116,444)	(25)	100
Depreciation and amortization		-	-	101,325	96,223
PIS and COFINS credits on depreciation		-	-	2,114	2,594
Interest, monetary and exchange rate changes		7,851	45,546	92,437	86,483
Deferred income tax and social contribution	10.b)	(519)	(662)	25,537	7,456
Minority interest in income		-	-	(3,193)	1,355
Proceeds from sale of fixed assets		-	-	(861)	(3,038)
Others		-	-	678	(636)

Dividends received from subsidiaries		118,990	3,600	-	-

(Increase) decrease in current assets
Trade receivables	6	-	-	15,400	(22,323)
Inventories	7	-	-	(70,124)	162,759
Recoverable taxes	8	901	(9,961)	9,619	16,816
Other receivables		(2,375)	832	4,537	81,044
Prepaid expenses	11	-	-	(24,716)	(25,715)

Increase (decrease) in current liabilities
Trade payables		(9,878)	(227)	(224,284)	(103,311)
Wages and employee benefits		-	4	(43,411)	(37,357)
Taxes payable		(1,369)	(103)	36,438	5,646
Income tax and social contribution		5	-	19,250	(10,132)
Other payables		(198)	(37)	(25,287)	(756)

(Increase) decrease in long-term assets
Accounts receivable	6	-	-	8,522	11,086
Tax credits	8	(4,425)	-	(12,126)	(4,105)
Amounts in escrow		(15)	(24)	(2,635)	1,580
Other receivables		-	-	308	38
Prepaid expenses	11	-	-	431	834

Increase (decrease) in long-term liabilities
Provision for contingencies		41	-	(25,823)	(1,025)
Other payables		-	92	12,314	643

Net cash provided by operating activities		108,001	13,775	36,956	357,418

Ultrapar Participações S.A. and Subsidiaries

Statements of cash flows - Indirect method

Fiscal period ended March 31, 2010 and 2009

(In thousands of Reais)

		Parent		Consolidated
	Note	03/31/2010	03/31/2009	03/31/2010	03/31/2009

Cash flows from investment activities
Financial investments, net of redemptions		(20,000)	(750,000)	27,146	120,288
Disposal (acquisition) of investments, net	12	-	-	-	(1,189,646)
Capital contributions to subsidiaries	12	-	(4,980)	-	-
Acquisition of fixed assets	13	-	-	(174,017)	(104,109)
Increase in intangible assets	14	-	-	(3,849)	(10,026)
Gain on sale of fixed assets		-	-	4,459	8,749

Net cash provided by (used in) investment activities		(20,000)	(754,980)	(146,261)	(1,174,744)

Cash flows from financing activities
Financing and debentures
Fund raising	16	-	-	1,048,107	547,133
Amortization	16	-	(9,402)	(1,147,087)	(167,122)
Payment of financial lease	16	-	-	-	(3,240)
Dividends paid		(158,736)	(32)	(163,079)	(136)
Reduction of minority interest		-	-	(11,369)	-
Related entities	9.a)	44,116	13,615	(1,770)	(698)

Net cash provided by (used in) financing activities		(114,620)	4,181	(275,198)	375,937

Effect of changes in exchange rates on cash and cash equivalents in foreign currency		-	-	(2,600)	5,018

Increase (decrease) in cash, banks and short-term investments		(26,619)	(737,024)	(387,103)	(436,371)

Cash and cash equivalents at beginning of period	5	58,926	778,991	1,887,499	1,275,053

Cash and cash equivalents at end of period	5	32,307	41,967	1,500,396	838,682

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

1         Operations

Ultrapar Participações S.A. (“Company”), with headquarters in the City of São Paulo, engages in the investment of its own capital in commercial and industrial activities and related businesses, including the subscription or acquisition of shares of other companies.

Through its subsidiaries, it operates in the segment of liquefied petroleum gas - LPG distribution (“Ultragaz”), light fuel & lubricant distribution, and related business (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and provision of logistics services for liquid bulk cargo (“Ultracargo”). The Company also operates in the petroleum refining business through its investment in Refinaria de Petróleo Riograndense S.A. (“RPR”).

2         Presentation of interim financial statements

The individual and consolidated interim financial statements were prepared according to the accounting policies adopted in Brazil, which include the Brazilian Corporate Law, the standards, guidelines and interpretations issued by the Accounting Standards Committee and the rules issued by the Brazilian Securities Commission (CVM), applicable to the end of the quarter.

Within the process of convergence of accounting practices adopted in Brazil to international standards of financial reporting (IFRS) several pronouncements, interpretations and guidelines were issued during the year 2009 with mandatory application for the fiscal years ended December 2010 and the financial statements for 2009 to be released in conjunction with the financial statements of 2010 for comparison purposes.

The Company’s management is evaluating the potential effects associated with these pronouncements, interpretations and guidelines that will have impacts on the Company’s financial statements. This process involves the review of internal controls and electronic systems as well as the measurement of the initial adoption of the new accounting standards.

The Company's management opted to use the provision of Article 1 of Resolution CVM 603 of November 10, 2009, amended by Resolution CVM 626 of March 31, 2010, by which it is permitted to public companies to present their individual and consolidated interim financial statement forms for the period ended in March 31, 2010 comparative to the periods ended in December 31, 2009 and March 31, 2009, according to the accounting rules in effect on December 31, 2009.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

3         Summary of main accounting practices

a.        Recognition of income

Income is recognized on the accrual basis. Revenues from sales and costs are recognized as income when all risks and benefits associated with the products are transferred to the purchaser. Revenues from services provided and their costs are recognized as income when the services are performed.

b.        Cash equivalents

Include short-term highly-liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. See Note 5 for further detail on cash equivalents of the Company and its subsidiaries.

c.        Financial instruments

In accordance with Resolution CVM 566/08, the financial instruments of the Company and its subsidiaries were classified into the following categories:

•
Measured at fair value through income: financial assets held for trading, that is, purchased or created primarily for the purpose of sale or repurchase in the short term, and derivatives. Changes in fair value are recorded as income, and the balances are stated at fair value.

•
Held to maturity: non-derivative financial assets with fixed payments or determinable payments, with fixed maturities for which the entity has the positive intent and ability to hold to maturity. The interest earned is recorded as income, and balances are stated at acquisition cost plus the interest earned.

•
Available for sale: non-derivative financial assets that are designated as available for sale or that were not classified into other categories. The interest earned is recorded as income, and the balances are stated at fair value. Differences between fair value and acquisition cost plus the interest earned are recorded in a specific account of the shareholders’ equity. Gains and losses recorded in the shareholders’ equity are included in income, in case of prepayment.

•
Loans and receivables: non-derivative financial instruments with fixed or determinable payments or receipts, not quoted in active markets, except: (i) those which the entity intends to sell immediately or in the short term and which the entity classified as measured at fair value through income; (ii) those classified as available for sale; or (iii) those the holder of which cannot substantially recover its initial investment for reasons other than credit deterioration. The interest earned is recorded as income, and balances are stated at acquisition cost plus the interest earned.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

The Company and its subsidiaries designate as cash flow hedge certain derivative financial instruments used to hedge against changes in interest rates and variations in the exchange rate. In the case of derivatives designed to cash flow hedge of the variation in interest rates, the difference between the fair value of the financial instrument and its updated cost is recognized as a valuation adjustment in the shareholders’ equity, not affecting the income statement of the Company and its subsidiaries. In the case of foreign exchange derivatives designated by subsidiary RPR for protection of future cash flows, the effect of variation in the derivative is posted to the valuation adjustment in shareholders’ equity until the time when the hedged item affects the income statement. The difference between the fair value of derivative and updated cost is recognized directly in the income of the subsidiary. Gains and losses recorded in the shareholders’ equity are included in income, in case of financial instruments prepayment.

The Company and its subsidiaries designate derivative financial instruments used to compensate variations due to changes in interest rates in the market value of contracted debt in Reais as fair value hedge. Such variations, as well as the difference between the derivative financial instrument fair value and its updated cost, are recognized in the income.

For further detail on financial instruments of the Company and its subsidiaries, see Notes 5, 16, and 21.

d.        Current and non-current assets

The trade accounts receivables are recorded at the amount billed, adjusted to the present value if applicable, including all direct taxes of the Company and its subsidiaries.

Allowance for doubtful accounts is calculated based on estimated losses and is set at an amount deemed by management to be sufficient to cover any loss on realization of accounts receivable.

Inventories are stated at the lower of average acquisition or production cost, and replacement cost or market value.

The other assets are stated at the lower of cost and realizable value, including, if applicable, the interest earned, monetary changes and changes in exchange rates incurred or less a provision for loss and, if applicable, adjustment to present value (see Note 3.q).

e.         Investments

Investments in subsidiaries are valued by the equity method of accounting.

Investments in companies on which management has a significant influence or in which it holds 20% or more of the voting stock, or that are part of a group under common control are also valued by the equity method of accounting (see Note 12).

The other investments are stated at acquisition cost less provision for loss, unless the loss is considered temporary, and also include investments in progress.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

f.         Fixed assets

Recorded at acquisition or construction cost, including financial charges incurred on fixed assets under construction, as well as significant maintenance costs resulting from scheduled plant outages.

Depreciation is calculated by the straight-line method, at the annual rates stated in Note 13, over the useful/economic life of the property, revised according to ICPC 10 and applied from January 1, 2010.

Leasehold improvements are depreciated over the shorter of the contract term and useful/economic life of the property.

g.        Financial leases

•          Finance leases

Certain financial lease contracts transfer substantially all the risks and benefits associated with the ownership of an asset to the Company and its subsidiaries. These contracts are characterized as finance leases, and assets thereunder are stated at fair value or, if lower, present value of the minimum payments under the relevant contracts. The items recognized as assets are depreciated at the depreciation rates applicable to each group of assets in accordance with Note 13. Financial charges under the finance lease contracts are allocated to income over the contract term, based on the amortized cost and actual interest rate method (see Note 16.h).

•          Operating leases

Are lease transactions where the risks and benefits associated with the ownership of the asset are not transferred and where the purchase option at the end of the contract is equivalent to the market value of the leased asset. Payments made under an operating lease contract are recognized as expenses in the income statement on a straight-line basis over the term of the lease contract, in accordance with Note 22.d).

h.        Intangible assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the following criteria (see Note 14):

• Goodwill is carried at the original value net of income taxes and social contribution less accumulated amortization as of December 31, 2008, when its amortization ends.

• Other intangible assets acquired from third parties, such as software and commercial property rights, are measured at the total acquisition cost less accumulated amortization expenses.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

The Company and its subsidiaries do not have intangible assets that were created internally or that have an indefinite useful life.

i.         Deferred charges

Deferred charges include restructuring costs that will produce benefits in future years (see Note 15). The Company and its subsidiaries decided to maintain the balances existing as of December 31, 2008 until they are fully amortized.

j.         Current and non-current liabilities

Current and noncurrent liabilities are stated at known or calculable amounts plus, if applicable, related charges, monetary changes and changes in exchange rates incurred until the date of the interim financial statements. When applicable the current and noncurrent liabilities are recorded in present value based on interest rates that reflect the term, currency and risk of each transaction. Transaction costs incurred and directly attributable to the activities necessary only to accomplish the transactions in order to raise funds through contracting debt or loans or by issuing debt bonds, as well as premiums in the issuance of debentures and other debt instruments or shareholders’ equity, are appropriated to their instrument and amortized over the income as its terms pass.

k.        Income tax and social contribution on profit

Current and deferred income tax (IRPJ) and social contribution (CSLL) are calculated based on the current rates of income tax and social contribution on profit, including the value of tax incentives, as stated in Note 10.b).

l.         Provision for contingencies

The provision for contingencies is created for contingent risks with a probable chance of loss in the opinion of managers and internal and external legal counsel, and the values are recorded based on evaluation of the outcomes of the legal proceedings (see Note 22.a).

m.        Actuarial obligation for post-employment benefits

Reserves for actuarial liabilities for post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary, using the projected unit credit method, as described in Note 23.b).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

n.        Basis for translating  interim financial statements of foreign-based subsidiaries

Assets and liabilities of the subsidiaries Oxiteno México S.A. de C.V. and its subsidiaries, located in Mexico (functional currency: Mexican Peso), and Oxiteno Andina, C.A., located in Venezuela (functional currency: Bolivares Fortes), denominated in currencies other than that of the Company (functional currency: Real), are translated at the exchange rate in effect on the date of the interim financial statements. Gains and losses resulting from changes in these foreign investments are directly recognized in the shareholders’ equity as cumulative translation adjustments and will be recognized as income if these investments are disposed of. The recorded balance in the shareholders’ equity as cumulative translation adjustments as of March 31, 2010 was R$ 19,047 of exchange rate loss (R$ 5,302 loss as of December 31, 2009).

Assets and liabilities of the other foreign subsidiaries, which do not have autonomy, are considered activities of their investor and are translated at the exchange rate in effect by the end of the respective period. Gains and losses resulting from changes in these foreign investments are directly recognized as financial income. The gain recognized as income as of March 31, 2010 amounted to R$ 609 (R$ 428 loss as of March 31, 2009).

o.         Use of estimates

The preparation of interim financial statements requires the Company’s management to make estimates and assumptions that affect the values of assets and liabilities presented as of the date of the interim financial statements, as well as the values of revenues, costs and expenses for the periods presented. Although these estimates are based on the best information available to management about present and future events, the actual results may differ from these estimates.

p.         Impairment of assets

The Company reviews, at least annually, the carrying value of assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use or disposal. In cases where future expected cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of these assets. The factors considered by the Company in performing this assessment include current operating results, trends, and prospects, as well as the effects of obsolescence, demand, competition, and other economic factors. No impairment was recorded in the abovementioned periods.

q.         Adjustment to present value

The subsidiaries booked the adjustment to present value of ICMS credit balances on fixed assets (CIAP – see Note 8). The Company and its subsidiaries reviewed all items classified as long-term and, where relevant, short-term assets and liabilities and did not identify the need to adjust other balances to present value.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

4         Principles of consolidation and investments in affiliates

The consolidated interim financial statements were prepared following the basic principles of consolidation established by the Brazilian Corporate Law and CVM rules, including the following direct and indirect subsidiaries:

		% interest in the share capital Mar. 31, 2010		% interest in the share capital Dec. 31, 2009
	Location	Direct control	Indirect control	Direct control	Indirect control

Ultracargo - Operações Logísticas e Participações Ltda.	Brazil	100	-	100	-
Transultra - Armazenamento e Transporte Especializado Ltda.	Brazil	-	100	-	100
Petrolog Serviços e Armazéns Gerais Ltda.	Brazil	-	100	-	100
AGT – Armazéns Gerais e Transportes Ltda.	Brazil	-	100	-	100
Terminal Químico de Aratu S.A. – Tequimar	Brazil	-	99	-	99
União Vopak Armazéns Gerais Ltda. (*)	Brazil	-	50	-	50
Ultracargo Argentina S.A.	Argentina	-	100	-	100
Melamina Ultra S.A. Indústria Química	Brazil	-	99	-	99
Oxiteno S.A. Indústria e Comércio	Brazil	100	-	100	-
Oxiteno Nordeste S.A. Indústria e Comércio	Brazil	-	99	-	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	-	100	-	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	-	100	-	100
Barrington S.L.	Spain	-	100	-	100
Oxiteno México S.A. de C.V.	Mexico	-	100	-	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	-	100	-	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	-	100	-	100
Oxiteno USA LLC	United States	-	100	-	100
Global Petroleum Products Trading Corp. (**)	Virgin Islands	-	100	-	100
Oxiteno Overseas Corp.	Virgin Islands	-	100	-	100
Oxiteno Andina, C.A.	Venezuela	-	100	-	100
Oxiteno Europe SPRL	Belgium	-	100	-	100
U.A.T.S.P.E. Empreendimentos e Participações Ltda.	Brazil	-	100	-	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	-	100	-	100
Ipiranga Produtos de Petróleo S.A.	Brazil	100	-	100	-
am/pm Comestíveis Ltda.	Brazil	-	100	-	100
Centro de Conveniências Millennium Ltda.	Brazil	-	100	-	100
Conveniência Ipiranga Norte Ltda.	Brazil	-	100	-	100
Ipiranga Trading Limited	Virgin Islands	-	100	-	100
Tropical Transportes Ipiranga Ltda.	Brazil	-	100	-	100
Ipiranga Imobiliária Ltda.	Brazil	-	100	-	100
Ipiranga Logística Ltda.	Brazil	-	100	-	100
Maxfácil Participações S.A. (*)	Brazil	-	50	-	50
Isa-Sul Administração e Participações Ltda.	Brazil	-	100	-	100
Comercial Farroupilha Ltda.	Brazil	-	-	-	100
Companhia Ultragaz S.A.	Brazil	-	99	-	99
Bahiana Distribuidora de Gás Ltda.	Brazil	-	100	-	100
Utingás Armazenadora S.A.	Brazil	-	56	-	56
LPG International Inc.	Cayman Islands	-	100	-	100
Imaven Imóveis Ltda.	Brazil	-	100	-	100
Sociedade Anônima de Óleo Galena-Signal	Brazil	-	100	-	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	-	100	-	100
SERMA - Ass. dos usuários equip. proc. de dados	Brazil	-	100	-	100
Refinaria de Petróleo Riograndense S.A. (*)	Brazil	33	-	33	-
(*)         Proportionate consolidation, as specified in Article 32 of Instruction CVM 247/96.

(**)	New corporate name of Oxiteno International Corp., according to changes in December 2009.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

In March 2010, in order to simplify the corporate structure and reduce costs, the subsidiary Comercial Farroupilha Ltda. was merged into the subsidiary Ipiranga Produtos de Petróleo S.A. (“IPP”).

Investments of one company in the other, balances of asset and liability accounts and revenues and expenses were eliminated, as well as the effects of significant transactions conducted between the companies. The interest of minority shareholders in the subsidiaries is indicated in the interim financial statements.

5         Financial assets

Financial assets, excluding cash and banks, are substantially represented by money invested: (i) in Brazil, in debentures, certificates of deposit of first-rate financial institutions linked to the Interbank Certificate of Deposit (CDI) and in Federal government bonds; (ii) abroad, in certificates of deposits of first-rate financial institutions and in short-term investment funds with a portfolio composed of bonds issued by the U.S. Government; and (iii) currency and interest rate hedging instruments.

•	Cash and cash equivalents

Cash and cash equivalents are considered: (i) the balances of cash and banks, and (ii) short-term investments, highly liquid, readily convertibles to a known amount of cash and which are subject to an insignificant risk of value change.

	Parent		Consolidated

	03/31/2010	12/31/2009	03/31/2010	12/31/2009

Cash and banks
In local currency	-	23	65,783	102,888
In foreign currency	-	-	15,086	25,452

Financial investments
In local currency
Fixed-income securities and funds	32,307	58,903	1,419,527	1,759,159

Total cash and cash equivalents	32,307	58,926	1,500,396	1,887,499

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

•	Financial Investments

Financial assets that are not considered cash and cash equivalents are considered as financial investments.

	Parent		Consolidated

	03/31/2010	12/31/2009	03/31/2010	12/31/2009

Financial investments
In local currency
Fixed-income securities and funds	20,000	-	189,649	228,556

In foreign currency
Fixed-income securities and funds	-	-	215,042	206,171

Income from currency and interest rate hedging instruments (a)	-	-	(36,138)	(39,029)

Total of financial investments	20,000	-	368,553	395,698

Current	20,000	-	365,511	388,505

Non-current	-	-	3,042	7,193

(a) Accumulated losses, net of income tax (see Note 21).

The financial assets of the Company and its subsidiaries, except cash and banks, were classified, according to their characteristics and the Company’s intention, into: (i) measured at fair value through income; (ii) held to maturity; and (iii) available for sale, as shown on the table below.

	Consolidated

	03/31/2010	12/31/2009

Measured at fair value through income	1,383,389	1,720,130
Held to maturity	7,193	7,193
Available for sale	397,498	427,534

Financial assets, except cash and banks	1,788,080	2,154,857

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

6         Trade account receivables (Consolidated)
	03/31/2010	12/31/2009

Domestic customers	1,481,623	1,511,872
Customer financing - Ipiranga	519,279	512,614
Foreign customers	107,507	112,819
(-) Advances on negotiable instruments issued	(65,387)	(72,144)
(-) Allowance for doubtful accounts	(116,601)	(114,460)
	1,926,421	1,950,701

Current	1,597,101	1,612,501

Non-current	329,320	338,200

Customer financing is provided for renovation and upgrading of service stations, purchase of products, and development of the fuel and lubricant distribution market.

Movements in the allowance for doubtful accounts are as follows:

Balance as of December 31, 2009	114,460
Additions	4,811
Write-offs	(2,670)
Balance as of March 31, 2010	116,601

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

7         Inventories (Consolidated)

	03/31/2010			12/31/2009

		Provision for loss	Net balance		Provision for loss	Net balance
	Cost			Cost

Finished goods	181,406	(13,252)	168,154	205,265	(19,649)	185,616
Work in process	3,322	-	3,322	1,925	-	1,925
Raw materials	127,478	(74)	127,404	124,141	(52)	124,089
Liquefied petroleum gas (LPG)	22,055	-	22,055	24,769	-	24,769
Fuels, lubricants and greases	557,590	(837)	556,753	477,017	(1,310)	475,707
Consumable materials and bottles for resale	36,797	(970)	35,827	39,167	(1,039)	38,128
Advances to suppliers	86,677	-	86,677	77,865	-	77,865
Properties for resale	11,781	-	11,781	14,082	-	14,082
	1,027,106	(15,133)	1,011,973	964,231	(22,050)	942,181

Movements in the provision for loss are as follows:

Balance as of December 31, 2009	22,050
Write-offs	(6,917)
Balance as of March 31, 2010	15,133

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

8        Recoverable taxes

Are substantially represented by credit balances of Tax on Goods and Services (ICMS), Contribution to Social Security Funding (COFINS), Social Integration Plan (PIS), and Income Tax and Social Contribution.

	Parent		Consolidated

	03/31/2010	12/31/2009	03/31/2010	12/31/2009

IRPJ and CSLL	58,889	55,365	122,955	108,776
ICMS	-	-	232,686	241,389
Provision for ICMS losses (*)	-	-	(70,024)	(70,986)
Adjustment to present value of ICMS on fixed assets - CIAP (see Notes 3.q)	-	-	(3,996)	(3,830)
PIS and COFINS	21	21	78,156	78,684
Value-Added Tax (IVA) on the subsidiaries Oxiteno Mexico S.A. de C.V. and Oxiteno Andina, C.A.	-	-	7,484	9,762
IPI	-	-	2,741	3,721
Others	20	20	5,676	5,821
Total	58,930	55,406	375,678	373,337

Current	37,344	38,245	310,542	320,161

Non-current	21,586	17,161	65,136	53,176

(*)	The provision for ICMS losses relates to credit balances that the subsidiaries estimate to be unable to offset in the future.

Movements in the provision for ICMS losses are as follows:

Balance as of December 31, 2009	70,986
Reversals	(653)
Write-offs	(309)
Balance as of March 31, 2010	70,024

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

9         Related parties

a.        Related companies

	Parent
	Loans / Account receivables	Debentures	Financial income
	Assets	Assets

Ipiranga Produtos de Petróleo S.A.	-	750,000	23,566

Total as of March 31, 2010	-	750,000	23,566

Total as of December 31, 2009	5,188	768,894

	Consolidated
	Loans		Commercial transactions

	Assets	Liabilities	Receivable	Payable

Braskem S.A.	-	-	-	3,497
Copagaz Distribuidora de Gas Ltda.	-	-	374	-
Oxicap Indústria de Gases Ltda.	8,856	-	-	796
Petróleo Brasileiro S.A. – Petrobras	-	-	-	241,344
Quattor Química S.A.	-	-	-	1,363
Refinaria de Petróleo Riograndense S.A.(*)	-	-	-	4,058
SHV Gás Brasil Ltda.	-	-	112	-
Liquigás Distribuidora S.A.	-	-	276	-
Química da Bahia Indústria e Comércio S.A.	-	3,245	-	-
Other	520	826	67	-

Total as of March 31, 2010	9,376	4,071	829	251,058

Total as of December 31, 2009	7,606	4,071	504	284,843

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

	Consolidated
	Transactions

	Sales	Purchases

Copagaz Distribuidora de Gas Ltda.	1,013	-
Petróleo Brasileiro S.A. - Petrobras	27,999	5,858,988
Braskem S.A.	3,528	150,577
Oxicap Indústria de Gases Ltda.	2	2,756
Servgás Distribuidora de Gas S.A.	248	-
Liquigás Distribuidora S.A.	1,217	-
SHV Gás Brasil Ltda.	431	-
Refinaria de Petróleo Riograndense S.A. (*)	-	222,051
Quattor Química S.A.	4,412	31,560

Total as of March 31, 2010	38,850	6,265,932

Total as of March 31, 2009	20,776	4,128,623

(*)	Relates to the non-eliminated portion of the transactions between RPR and IPP, since RPR is proportionally consolidated and IPP is fully consolidated.

Purchase and sale transactions relate substantially to the purchase of raw materials, inputs, transportation and storage services based on arm’s length market prices and terms with customers and suppliers with comparable operational performance. Borrowing agreements are for an indeterminate period and do not contain interest clauses. In the opinion of the Company’s management, transactions with related parties are not subject to settlement risk, which is why no allowance for doubtful accounts or collaterals are provided. Collaterals provided by the Company in borrowings and financing of subsidiaries and affiliates are mentioned in Note 16.j.) The transactions of the Company and its subsidiaries related to post-employment benefits are described in Note 23.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

b.        Key management personnel - Compensation (Consolidated)

As of March 31, 2010, the Company and its subsidiaries recorded expenses for compensation of its key personnel (Company’s directors and designated officers) in the amount of R$ 5,938 (R$ 5,081 as of March 31, 2009). Out of this total, R$ 5,189 relates to short-term compensation (R$ 4,522 as of March 31, 2009), R$ 588 to compensation in stock (R$ 415 as of March 31, 2009) and R$ 161 (R$ 144 as of March 31, 2009) to post-employment benefits.

c.        Stock compensation plan

At a Special General Meeting held on November 26, 2003, a benefit plan was approved for managers of the Company and its subsidiaries, which provides: (i) initial award of beneficial ownership of shares issued by the Company held in treasury by the subsidiaries at which the beneficiary managers are employed; and (ii) transfer of title to the shares within five to ten years after the initial award, subject to continuation of employment of the beneficiary manager with the Company and its subsidiaries. The total amount awarded to executives as of March 31, 2010, including tax charges, was R$ 29,562 (R$ 29,562 as of December 31, 2009). Such amount is being amortized over a period of five to ten years after the award, and amortization for the period ended in March 31, 2010 in the amount of R$ 1,095 (R$ 618 as of March 31, 2009) was recorded as operating expense for the year. The values of the awards were determined on the date of award based on the market value of these shares on the BM&FBovespa.

The chart below summarizes the information on the shares awarded to executives of the Company:

Date of award	Restricted shares awarded	Market value of shares (in R$)	Total compensation costs, including taxes	Accumulated compensation costs recorded	Accumulated compensation costs not recorded

December 15, 2009	62,500	83.00	7,155	(405)	6,750
October 7, 2008	174,000	39.97	9,593	(2,444)	7,149
December 12, 2007	40,000	64.70	3,570	(1,415)	2,155
November 9, 2006	51,800	46.50	3,322	(1,135)	2,187
December 14, 2005	23,400	32.83	1,060	(459)	601
October 4, 2004	41,975	40.78	2,361	(1,299)	1,062
December 17, 2003	59,800	30.32	2,501	(1,584)	917
	453,475		29,562	(8,741)	20,821

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

10       Income tax and social contribution

a.        Deferred income tax and social contribution

The Company and its subsidiaries recognize tax credits and debits, which are not subject to limitation periods, resulting from tax losses, temporary additions, negative tax bases and revaluation of fixed assets, among others. Credits are sustained by the continued profitability of their operations. Deferred income tax and social contribution are recorded under the following categories:

	Parent		Consolidated

	03/31/2010	12/31/2009	03/31/2010	12/31/2009

Assets - Deferred income tax and social contribution on:
Provision for loss of assets	-	-	23,972	26,383
Provisions for contingencies	161	147	57,380	68,695
Provision for post-employment benefit (see Note 23.b)	-	-	29,165	23,563
Provision for differences between cash and accrual basis	-	-	15,374	15,015
Provision for goodwill paid on investments (see Note 14)	-	-	369,221	390,267
Other provisions	-	84	22,785	35,389
Tax losses and negative tax base for the social contribution to offset	589	-	103,232	82,203

Total	750	231	621,129	641,515

Current	589	84	203,785	168,774

Non-current	161	147	417,344	472,741

Liabilities - Deferred income tax and social contribution on:
Revaluation of fixed assets	-	-	400	421
Accelerated depreciation	-	-	120	125
Provision for adjustments between cash and accrual basis	-	-	5,811	4,753
Temporary differences of foreign subsidiaries	-	-	2,680	1,645
Transition Tax Regime (RTT) effect	-	-	10,187	6,552

Total	-	-	19,198	13,496

Current	-	-	1,698	916

Non-current	-	-	17,500	12,580

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

The estimated recovery of deferred tax assets relating to income tax and social contribution is stated as follows:

	Parent	Consolidated

Up to 1 year	589	203,785
From 1 to 2 years	-	108,750
From 2 to 3 years	161	96,921
From 3 to 5 years	-	144,375
From 5 to 7 years	-	45,793
From 7 to 10 years	-	21,505

	750	621,129

b.        Reconciliation of income tax and social contribution on income

Income tax and social contribution taxes are reconciled to the official tax rates as follows:

	Parent		Consolidated

	03/31/2010	03/31/2009	03/31/2010	03/31/2009

Earnings (loss) before taxation and equity in income of affiliates, after employee profit sharing	(1,523)	(25,947)	186,646	121,916
Official tax rates - %	34	34	34	34
Income tax and social contribution at the official tax rates	518	8,822	(63,460)	(41,451)
Adjustments to the actual rate:
Operating provisions and nondeductible expenses/nontaxable revenues	(4)	-	980	315
Adjustment to estimated income	-	-	6,151	2,773
Interest on equity	-	(8,160)	-	-
Workers Meal Program (PAT)	-	-	41	120
Other adjustments	1	-	(164)	2,007
Income tax and social contribution before tax incentives	515	662	(56,452)	(36,236)

Tax incentives - ADENE	-	-	7,119	6,934
Income tax and social contribution in the income statement	515	662	(49,333)	(29,302)

Current	(4)	-	(30,915)	(28,780)
Deferred	519	662	(25,537)	(7,456)
Tax incentives - ADENE	-	-	7,119	6,934

c.        Tax exemption

The following subsidiaries are entitled to partial or total exemption from IRPJ under the government’s program for development of Northeastern Brazil:

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Subsidiary	Units	Incentive - %	Expiration

Oxiteno Nordeste S.A. Indústria e Comércio	Camaçari plant	75	2016

Bahiana Distribuidora de Gás Ltda.	Mataripe base	75	2013
	Suape base	75	2018
	Aracaju base	75	2017
	Caucaia base	75	2012

Terminal Químico de Aratu S.A. – Tequimar	Aratu terminal	75	2012
	Suape terminal	75	2015

11	Prepaid expenses (Consolidated)

	03/31/2010	12/31/2009

Rents	35,707	34,336
Advertising and publicity	17,712	2,614
Insurance premiums	10,455	3,213
Purchases of meal and transportation tickets	3,305	3,443
Taxes and other prepaid expenses	19,722	18,148
	86,901	61,754

Current	47,548	22,832

Non-current	39,353	38,922

12	Investments

a.       Subsidiaries (Parent company)

	Investments		Equity
	03/31/2010	12/31/2009	03/31/2010	03/31/2009

Ipiranga Produtos de Petróleo	2,850,117	2,730,652	119,511	-
Oxiteno S.A. Indústria e Comércio	1,559,238	1,572,801	65	8,899
Ultracargo – Operações Logísticas e Participações Ltda.	673,655	654,923	18,732	6,979
Sociedade Brasileira de Participações Ltda.	-	-	-	(17,076)
Refinaria de Petróleo Riograndense S.A. (joint control)	2,522	(2,623)	3,231	3,417
Companhia Brasileira de Petróleo Ipiranga	-	-	-	114,225
	5,085,532	4,955,753	141,539	116,444

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

b.      Affiliated companies (Consolidated)

	Investments		Equity
	03/31/2010	12/31/2009	03/31/2010	03/31/2009

Transportadora Sulbrasileira de Gás S.A. (i)	6,638	6,623	15	(98)
Química da Bahia Indústria e Comércio S.A. (i)	3,746	3,748	(2)	(22)
Oxicap Indústria de Gases Ltda. (i)	2,102	2,090	12	20
	12,486	12,461	25	(100)

(i)       Interim financial statements reviewed by other independent auditors.

In the consolidated interim financial statements, the investment of the subsidiary Oxiteno S.A. Indústria e Comércio (“Oxiteno S.A.”) in the affiliate Oxicap Indústria de Gases Ltda. is valued by the equity method of accounting based on its interim financial statements as of February 28, 2010, while the other affiliates are valued based on the interim financial statements as of March 31, 2010.

13     Fixed assets (Consolidated)

			03/31/2010			12/31/2009
	Weighted average term of depreciation (years)	Cost	Accumulated depreciation	Provision for loss	Net	Net
Lands	-	391,108	-	(197)	390,911	390,215
Buildings	20	1,062,504	(432,787)	-	629,717	632,992
Leasehold improvements(*)	10	365,077	(176,426)	-	188,651	193,952
Machinery and equipment(*)	11	2,505,137	(1,029,216)	(1,697)	1,474,224	1,462,125
Light fuel/lubricant distribution equipment and facilities	14	1,349,108	(787,596)	-	561,512	557,359
LPG tanks and bottles	13	345,381	(191,680)	-	153,701	135,709
Vehicles	11	237,228	(180,139)	-	57,089	55,813
Furniture and utensils	7	96,379	(55,976)	-	40,403	40,742
Construction in progress	-	239,148	-	-	239,148	201,378
Advances to suppliers	-	25,991	-	-	25,991	79,569
Imports in progress	-	71,835	-	-	71,835	4,738
Computer equipment	5	175,738	(141,973)	-	33,765	36,682
		6,864,634	(2,995,793)	(1,894)	3,866,947	3,791,274

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Movements in fixed assets as of March 31, 2010 are as follows:

	Balance as of Dec. 31, 2009	Additions	Deprecia-tion	Transfer	Write-offs	Exchange rate	Balance as of Mar. 31, 2010

Cost:
Lands	390,412	391	-	147	-	158	391,108
Buildings	1,054,545	1,834	-	6,595	(107)	(363)	1,062,504
Leasehold improvements	362,812	1,742	-	735	(208)	(4)	365,077
Machinery and equipment	2,447,581	35,884	-	23,771	(1,811)	(288)	2,505,137
Light fuel/lubricant distribution equipment and facilities	1,330,229	20,460	-	711	(2,292)	-	1,349,108
LPG tanks and bottles	326,671	24,084	-	-	(5,374)	-	345,381
Vehicles	238,006	1,950	-	1,175	(3,400)	(503)	237,228
Furniture and utensils	93,994	2,358	-	50	(65)	42	96,379
Construction in progress	201,378	69,943	-	(31,623)	(8)	(542)	239,148
Advances to suppliers	79,569	10,270	-	(63,848)	-	-	25,991
Imports in progress	4,738	4,810	-	62,287	-	-	71,835
Computer equipment	175,720	672	-	-	(265)	(389)	175,738
	6,705,655	174,398	-	-	(13,530)	(1,889)	6,864,634

Accumulated depreciation:
Buildings	(421,553)	-	(11,334)	-	100	-	(432,787)
Leasehold improvements	(168,860)	-	(7,628)	-	62	-	(176,426)
Machinery and equipment	(983,759)	-	(47,211)	-	976	778	(1,029,216)
Light fuel/lubricant distribution equipment and facilities	(772,870)	-	(16,687)	-	1,961	-	(787,596)
LPG tanks and bottles	(190,962)	-	(4,148)	-	3,430	-	(191,680)
Vehicles	(182,193)	-	(947)	-	2,821	180	(180,139)
Furniture and utensils	(53,252)	-	(2,770)	-	52	(6)	(55,976)
Computer equipment	(139,038)	-	(3,352)	-	253	164	(141,973)
	(2,912,487)	-	(94,077)	-	9,655	1,116	(2,995,793)

Provision for loss:
Lands	(197)	-	-	-	-	-	(197)
Machinery and equipment	(1,697)	-	-	-	-	-	(1,697)
	(1,894)	-	-	-	-	-	(1,894)

Net	3,791,274	174,398	(94,077)	-	(3,875)	(773)	3,866,947

There were no changes in the provision for losses during the first quarter of 2010.

(*) According to a market announcement  of December 22, 2009, subsidiary Terminal Químico de Aratu S.A. - Tequimar (“Tequimar”) acquired from Puma Storage do Brasil Ltda. (“Puma”) a terminal for liquid bulk storage with capacity of 83 thousand cubic meters located in the port of Suape, Pernambuco. That was the date of effective transfer of assets ownership and purchase price payment of R$ 44 million, of which R$ 31 million was recorded as machinery and equipment and $ 13 million as improvements in leasehold properties.

Construction in progress relates substantially to: (i) expansions and renovations in industrial facilities and (ii) construction and upgrade of service stations and fuel distribution bases.

Advances to suppliers of fixed assets relate basically to toll manufacturing of equipment for expansion of plants.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

As permitted by Law 11638/07 and Resolution CVM 565/08, the Company decided to maintain the revaluation balances until their realization, through depreciation or write-off, and they became part of the cost value of the goods. As of March 31, 2010, the revaluation balance of fixed assets was R$ 20,311 (R$ 20,503 as of December 31, 2009).

14     Intangible assets (Consolidated)

	Weighted average term of amortization (years)	03/31/2010				12/31/2009

		Cost	Accumulated amortization	Provision for losses	Net	Net

Goodwill, net of tax effects	-	864,114	(103,046)	-	761,068	761,068
Software	5	232,319	(164,902)	-	67,417	69,712
Technology	5	23,659	(8,379)	-	15,280	16,378
Commercial property rights	33	16,334	(3,456)	-	12,878	13,015
Market rights	5	17,681	(15,254)	-	2,427	2,679
Others	10	3,981	(791)	(1,518)	1,672	1,696
		1,158,088	(295,828)	(1,518)	860,742	864,548

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Movements in intangible assets as of March 31, 2010 are as follows:

	Goodwill, net of tax effects	Software	Technology	Commercial property rights	Market rights	Others	Total
Balance as of December 31, 2009	761,068	69,712	16,378	13,015	2,679	1,696	864,548
Additions	-	3,738	-	-	120	7	3,865
Amortization	-	(6,033)	(1,098)	(137)	(372)	(31)	(7,671)
Balance as of March 31, 2010	761,068	67,417	15,280	12,878	2,427	1,672	860,742

Weighted average term of amortization (years)	-	5	5	33	5	10

In the accumulated income until March 31, 2010, the amount of R$ 7,671 was recorded as amortization of intangible assets, of which R$ 5,366 was classified as expenses, and the rest was allocated to production and service cost.

Goodwill from acquisition of companies was amortized as of December 31, 2008, when its amortization ends, and the net remaining balance is tested for impairment annually.

The Company has the following balances of goodwill as of March 31, 2010 and December 31, 2009, net of tax effects (see Note 10.a):

Goodwill on the acquisition of:
Ipiranga	276,724
União Terminais	211,089
Texaco	264,327
Others	8,928
761,068

Software includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries, such as: integrated management and control, financial management, foreign trade, industrial automation, operational transportation and storage management, accounting information and other systems.

The Company records as technology certain rights held by the subsidiaries Oxiteno S.A., Oxiteno Nordeste S.A. Indústria e Comércio (“Oxiteno Nordeste”), and Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. (“Oleoquímica”). Such licenses cover the production of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers, ethoxylates, solvents, fatty acids from vegetable oils, fatty alcohols, and specialty chemicals, which products are supplied to various industries.

Commercial property rights include those described below:

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

•
On July 11, 2002, the subsidiary Tequimar executed an agreement with CODEBA – Companhia das Docas do Estado da Bahia, which allows exporting from the area in which the Aratu Terminal is located for 20 years, renewable for a like period. The price paid by Tequimar was R$ 12,000, which is being amortized over the period from August 2002 to July 2042.

•
In addition, the subsidiary Tequimar has a lease contract for an area adjacent to the Port of Santos for 20 years from December 2002, renewable for a like period, which allows the construction, operation, and use of a terminal for liquid bulk unloading, tank storage, handling, and distribution. The price paid by Tequimar was R$ 4,334, which is being amortized over the period from August 2005 to December 2022.

Research & development expenses amounted to R$ 4,442 in the income for the period ended March 31, 2010 (R$ 5,477 in the income as of March 31, 2009).

15       Deferred charges (Consolidated)

		03/31/2010			12/31/2009
	Weighted average term of amortization (years)
		Cost	Accumulated amortization	Net	Net

Restructuring costs	4	25,911	(17,320)	8,591	9,819

Restructuring costs relate to the LPG distribution business, namely: (i) costs for expansion projects involving new regions of activity and (ii) costs for restructuring the home distribution network to increase the contribution margin and expand the bottled gas business through new dealers. Costs will be maintained in this group until they are fully amortized, which will occur in December 2013.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)
16     Financing, debentures and finance lease (Consolidated)

a.      Composition

Description	03/31/2010	12/31/2009	Index/Currency	Weighted average financial charges Dec. 31, 2009 - % p.a.	Maturity

Foreign currency:
Notes in the foreign market (b)	449,170	431,029	US$	+7.2	2015
Syndicated loan (c)	106,960	104,076	US$ + LIBOR (i)	+1.2	2011
ACC	106,881	118,640	US$	+2.1	<271 days
BNDES	55,086	46,936	US$	+5.9	2010 to 2016
FINIMP – RPR	17,094	16,588	US$	+3.5	2010
Financial institutions	15,659	12,166	MX$ + TIIE (ii)	+2.2	2010 to 2014
Financial institutions	8,511	9,639	US$ + LIBOR (i)	+1.9	2010 to 2011
FINIMP – Tequimar	847	814	US$	+7.0	2012
Financial institutions	509	1,011	Bs (iii)	+20.4	2010 to 2013
BNDES (d)	274	448	UMBNDES (iv)	+8.0	2010 to 2011
Subtotal	760,991	741,347

Local currency:
Debentures (e)	1,215,750	1,187,866	CDI	108.5	2012
BNDES (d)	1,106,263	1,027,418	TJLP (v)	+3.7	2010 to 2019
Banco do Brasil – prefixed (f)	840,816	-	R$	+11.5	2012 to 2013
Loan - MaxFácil	113,055	110,816	CDI	100.0	2010
Banco do Nordeste do Brasil	109,290	112,602	R$	+8.5(vi)	2018
FINEP	63,661	68,104	TJLP (v)	+0.9	2010 to 2014
Banco do Brasil – postfixed (f)	57,113	532,185	CDI	95.0	2010
Working capital loan – União Vopak/RPR	30,217	18,497	CDI	121.3	2010 to 2013
BNDES (d)	21,222	12,323	R$	+4.8	2015 to 2019
FINAME	12,104	16,680	TJLP (v)	+3.2	2010 to 2013
Postfixed finance lease (h)	10,447	13,240	CDI	+1.7	2010 to 2011
Prefixed finance lease (h)	1,989	2,125	R$	+13.6	2010 to 2014
Others	1,757	2,159	CDI	+1.7	2010 to 2011
Financial institutions	-	2,180	R$	+10.1	2010
Caixa Econômica Federal (g)	-	495,286	CDI	120.0	2012
Subtotal	3,583,684	3,601,481

Total of financing, debentures and finance lease	4,344,675	4,342,828

Current	642,959	1,020,318

Non-current	3,701,716	3,322,510

(i)	LIBOR = London Interbank Offered Rate.

(ii)	MX$ = Mexican peso; TIIE = Mexican interbank balance interest rate.

(iii)	Bs = Venezuelan Bolivar Forte.

(iv)
UMBNDES = monetary unit of BNDES (Banco Nacional de Desenvolvimento Econômico e Social) is a “basket of currencies” representing the composition of foreign currency debt obligations of BNDES. As of March 2010, 96% of this composition reflected the U.S. dollar.

(v)	TJLP = set by the National Monetary Council, TJLP is the basic financing cost of BNDES. On March 31, 2010, TJLP was fixed at 6% p.a.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

(vi)
Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to foster the development of the industrial sector, administered by Banco do Nordeste. On March 31, 2010, the FNE interest rate was 10% p.a. Over the interest, there is a compliance bonus of 15%.

The long-term amounts break down as follows by year of maturity:

	03/31/2010	12/31/2009

From 1 to 2 years	947,937	919,214
From 2 to 3 years	2,027,917	1,701,962
From 3 to 4 years	117,959	111,216
From 4 to 5 years	68,407	66,603
More than 5 years	539,496	523,515
	3,701,716	3,322,510

As provided in Resolution CVM 556/08, the transaction costs and issue premiums associated with fund raising by the Company and its subsidiaries were added to their financial liabilities, as shown in Note 16.i.

The Company’s management contracted hedging against foreign exchange exposure and interest rate for some debt (see note No. 21).

b.        Notes in the foreign market

In December 2005, the subsidiary LPG International Inc. issued US$ 250 million in notes in the foreign market, with maturity in December 2015 and financial charge of 7.25% p.a., paid semiannually, with the first payment due June 2006. The issue price was 98.75% of the face value of the note, which represented a total return of 7.429% p.a. for the investor at the time of issuance. The notes were secured by the Company and Oxiteno S.A.

As a result of the issuance of notes in the foreign market, the Company and its subsidiaries, as mentioned above, are subject to certain commitments, including:

•	Limitation of transactions with shareholders owning more than 5% of any class of stock of the Company that are not as favorable to the Company as available in the market.

•
Required resolution of the Board of Directors for transactions with related parties in an amount exceeding US$ 15 million (except for transactions of the Company with subsidiaries and between subsidiaries).

•	Restriction on transfer of all or substantially all assets of the Company and its subsidiaries.

•	Restriction on encumbrance of assets exceeding US$ 150 million or 15% of the value of the consolidated tangible assets.

The restrictions imposed on the Company and its subsidiaries are usual in transactions of this kind and have not limited their ability to conduct their business to date.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

c.        Syndicated loan

In June 2008, the subsidiary Oxiteno Overseas renewed the syndicated loan contracted in June 2005 in the amount of US$ 60 million. The syndicated loan has maturity in June 2011 and financial charge of LIBOR + 1.25% p.a. The Company contracted instruments of protection with floating interest rate in dollar and exchange rate variation, changing the syndicated loan charge to 99.5% of CDI (see note 21). The syndicated loan is secured by the Company and subsidiary Oxiteno S.A.

As a result of the issuance of the syndicated loan, some obligations other than those in Note 16.b) must be maintained by the Company:

•	Maintenance of a financial index, determined by the ratio between net debt and consolidated Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA), at less than or equal to 3.5.

•	Maintenance of a financial index determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

The restrictions imposed on the Company and its subsidiaries are usual in transactions of this kind and have not limited their ability to conduct their business to date.

d.           BNDES

The Company and its subsidiaries have financing from Banco de Desenvolvimento Econômico e Social (“BNDES”), for some of their investments and for working capital.

Due to contracts with BNDES, certain obligations must be maintained by the Company and its subsidiaries, maily those contained in the provisions applicable to the BNDES contracts, available on the website www.bndes.gov.br.

e.           Debentures

In June 2009, the Company made its third issuance of debentures, in a single series of 1,200 simple, nonconvertibles into shares, unsecured debentures with the following characteristics:

Face value of each:	R$ 1,000,000.00
Final maturity:	May 19, 2012
Payment of the face value:	Lump sum at final maturity
Interest:	100% CDI + 3.0% p.a.
Payment of interest:	Annually
Reprice:	Not applicable

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

The funds obtained with this issuance were used for prepaid payment, in June 2009, of 120 Promissory Notes in the total amount of R$ 1,200,000 issued by the Company in December 2008.

In December 2009, the Company concluded the review of certain terms and conditions of its third issuance of debentures. Thus, the interest of the debentures was reduced to 108.5%  CDI and its maturity date was extended to December 4, 2012. The debentures have annually interest payments and amortization in one single tranche at the maturity date, as according to the following characteristics:

Face value of each:	R$ 1,000,000.00
Final maturity:	December 4, 2012
Payment of the face value:	Lump sum at final maturity
Interest:	108,5% CDI
Payment of interest:	Annually
Reprice:	Not applicable

f.         Banco do Brasil

The subsidiary IPP has loans with Banco do Brasil, to finance the commercialization, processing or industrialization of agricultural goods (ethanol). During the first quarter of 2010 IPP raised an additional R$ 500 million, and re-contracted loans, whose maturities would occur during this period, in the amount of R$ 353.0 million. The additional and re-contracted loans have maturity from 2 up to 3 years and average fixed rate of 11.5%. The subsidiary IPP has contracted an instrument of protection of interest rate, converting the charges of those loans to 98.5% of CDI (see note 21).

g.        Caixa Econômica Federal

In March 2010, the subsidiary IPP paid in advance the loan with Caixa Econômica Federal.

h.        Finance leases

The subsidiaries IPP, Tequimar and Serma have finance lease contracts primarily related to fuel distribution equipment, such as tanks, pumps, VNG compressors, computer equipment and vehicles. These contracts have terms between 36 and 60 months.

The subsidiaries have the option to purchase the assets at a price substantially lower than the fair price on the date of option, and management intends to exercise such option. No restrictions are imposed on these agreements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)
The amounts of the fixed assets, net of depreciation, and of the liabilities corresponding to such equipment, recorded as of March 31, 2010 and December 31, 2009, are shown below:

	03/31/2010		12/31/2009
	Fuel distribution equipment	IT equipment and vehicles	Fuel distribution equipment	IT equipment and vehicles

Fixed assets net of depreciation	21,736	3,298	22,470	3,685

Financing	10,446	1,990	13,151	2,214

Current	8,819	572	10,079	649
Non-current	1,627	1,418	3,072	1,565

The future disbursements (installments), assumed under these contracts, total approximately:

	03/31/2010		12/31/2009
	Fuel distribution equipment	IT equipment and vehicles	Fuel distribution equipment	IT equipment and vehicles

Up to 1 year	9,017	789	10,308	884
More than 1 year	1,662	1,653	3,140	1,849

	10,679	2,442	13,448	2,733

The above installments include the amounts of ISS payable on the monthly installments.

 i.        Transaction costs

Transaction costs incurred in obtaining financial resources were deducted from the value of the financial instrument and recorded as expense according to the effective rate, as follows:

	Effective rate of transaction costs (% p.a.)	Balance as of Dec. 31, 2009	Incurred cost	Amortization	Balance as of Mar. 31, 2010

Debentures (e)	0.6%	19,844	-	(1,382)	18,462
Caixa Econômica Federal 1	0.8%	8,071	-	(8,071)	-
Notes in the foreign market (b)	0.2%	5,148	-	(102)	5,046
Banco do Brasil – postfixed	0.2%	94	-	(94)	-
Banco do Brasil – prefixed 1	0.6%	-	8,385	(144)	8,241
Others	0.8%	959	234	(187)	1,006
Total		34,116	8,619	(9,980)	32,755

1 Considers the transference of Caixa Econômica Federal’s transaction costs on 03/26/2010 in the amount of R$ 7,385 and transaction costs of Banco do Brasil contraction.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

The amount to be appropriated to income in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total

Debentures (e)	7,257	6,138	5,067	-	-	-	18,462
Banco do Brasil – prefixed	3,379	2,009	2,853	-	-	-	8,241
Notes in the foreign market (b)	878	878	878	878	878	656	5,046
Others	517	331	68	52	34	4	1,006
Total	12,031	9,356	8,866	930	912	660	32,755

j.         Collateral

Financing is secured by collateral amounting to R$ 125,556 as of March 31, 2010 (R$ 653,462 as of December 31, 2009) and by guarantees and promissory notes in the amount of R$ 2,055,040 as of March 31, 2010 (R$ 2,352,663 as of December 31, 2009).

In addition, the Company and its subsidiaries offer collateral in the form of bank letters of guarantee for commercial and legal proceeding in the amount of R$ 157,900 as of March 31, 2010 (R$ 265,209 as of December 31, 2009).

Some subsidiaries issued collaterals to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to these collaterals is R$ 16,092 as of March 31, 2010 (R$ 20,171 as of December 31, 2009), with maturities of no more than 211 days. As of March 31, 2010, the Company and its subsidiaries did not have losses or recorded any liabilities in connection with these collaterals.

Some financing agreements of the Company and its subsidiaries have cross default clauses that require them to pay the debt assumed in case of default of other debts equal to or greater than US$ 10 million. As of March 31, 2010, there was no event of default of the debts of the Company and its subsidiaries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

17       Shareholders’ equity

a.        Share capital

The Company is a publicly traded company listed on the São Paulo (“BM&FBovespa”) and New York Stock Exchanges (“NYSE”), with a subscribed and paid-in capital represented by 136,095,999 shares without par value, including 49,429,897 common and 86,666,102 preferred shares.

As of March 31, 2010, 13,027,251 preferred shares were outstanding abroad in the form of American Depositary Receipts (“ADRs”).

Preferred shares are nonconvertible into common shares, nonvoting, and give their holders priority in capital redemption, without premium, upon liquidation of the Company.

At the beginning of 2000, the Company, granted tag-along rights under a shareholders’ agreement, which gives non-controlling shareholders the right to the same conditions as negotiated by the controlling shareholders in case of transfer of the control of the Company. In 2004, these rights were incorporated into the Bylaws of the Company.

The Company is authorized to increase the capital without amendment to the Bylaws, by resolution of the Board of Directors, up to the limit of R$ 4,500,000 through the issuance of common or preferred shares, regardless of the current number of shares, subject to the limit of 2/3 of preferred shares in the total shares issued.

b.        Treasury shares

The Company acquired shares issued by itself at market prices without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with Instructions CVM 10 of February 14, 1980 and 268 of November 13, 1997. In the first quarter of 2010, there were no stock repurchases.

As of March 31, 2010, the interim financial statements of the parent company totaled 2,138,772 preferred shares and 6,617 common shares held in treasury, acquired at an average cost of R$ 57.79 and R$ 19.30 per share, respectively. In the consolidated interim financial statements, 2,592,247 preferred shares and 6,617 common shares are held in treasury, acquired at an average cost of R$ 54.22 and R$ 19.30 per share, respectively.

The price of preferred shares issued by the Company as of March 31, 2010 on BM&FBovespa was R$ 80.50.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

c.        Capital reserve

The capital reserve reflects the gain of the transfer of shares at market price to be held in treasury in the Company’s subsidiaries, at an average price of R$ 47.26 per share. Such shares were used to award beneficial ownership to executives of these subsidiaries, as mentioned in Note 9.c).

d.        Revaluation reserve

The revaluation reserve reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, and also based on the tax effects of the provisions created by these subsidiaries.

In some cases, tax charges on the equity-method revaluation reserve of certain subsidiaries are recognized as the reserve is realized, as they preceded the issuance of Resolution CVM 183/95.

e.        Retention of profits reserve

Used for investments contemplated in a capital budget, mainly for expansion, productivity, and quality, acquisitions and new investments. Formed in accordance with Article 196 of the Brazilian Corporate Law, it includes both the portion of net income for the year and the realization of the revaluation reserve.

f.        Reconciliation between parent company and consolidated shareholders’ equity

	03/31/2010	12/31/2009

Parent company shareholders’ equity	4,973,935	4,845,164
Treasury shares held by subsidiaries – net of realization	(12,040)	(12,683)
Capital reserve from sale of treasury shares to subsidiaries – net of realization	(3,056)	(3,207)

Consolidated shareholders’ equity	4,958,839	4,829,274

g.        Valuation adjustment

In valuation adjustment (i) the differences between the fair value and adjusted cost of financial investments classified as available for sale and of financial instruments designated as a cash flow hedge of the change in interest rates and (ii) the effect of exchange rate changes on derivatives designated as hedging by RPR, used to protect the future cash flow are recognized directly in shareholders’ equity. In all cases, the gains and losses recorded in the shareholders’ equity are included in income, in the case of financial instruments prepayment.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

h.        Cumulative translation adjustments of foreign currency

The change in exchange rates on foreign subsidiaries denominated in a currency other than the currency of the Company is directly recognized in the shareholders’ equity. This accumulated effect is reflected in income for the year as a gain or loss only in case of disposal or write-off of the investment.

18       Other income

Other income is composed of R$ 861 (revenue) (R$ 3,038 (revenue) as of March 2009) mainly of proceeds from the sale of fixed assets, especially LPG bottles, land and  vehicles.

19       Segment information

The company operates four main business segments: gas distribution, fuel distribution, chemicals, and logistics. The gas distribution segment distributes LPG to residential, commercial, and industrial consumers, especially in the South, Southeast, and Northeast Regions of Brazil. The fuel distribution segment operates the distribution of fuels and lubricants and related activities throughout all the Brazilian territory, since the acquisition of Texaco on April 1, 2009. The chemicals segment produces ethylene oxide and its derivatives, which are the raw materials for the cosmetics & detergent, agrochemical, paint & varnish, and other industries. The logistics segment provides transportation and storage services, especially in the Southeast, and Northeast Regions of Brazil. The segments shown in the interim financial statements are strategic business units supplying different products and services. Inter-segment sales are at prices similar to those that would be charged to third parties.

The main financial information on each segment of the Company can be stated as follows (excluding inter-segment transactions):

	03/31/2010						03/31/2009

	Ultragaz	Oxiteno	Ultracargo	Ipiranga	Others	Consolidated	Consolidated
Net revenue	841,079	472,058	60,606	8,561,326	5,729	9,940,798	6,411,386
Operating earnings before financial revenues (expenses), other revenues and equity in income of affiliates	38,254	13,500	22,737	177,372	9,214	261,077	177,869
Total assets	1,329,796	2,653,175	926,271	5,374,944	514,845	10,799,031	10,080,489

On the table above, the column “others” is composed primarily of the parent company Ultrapar Participações S.A. and the investment in RPR.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

20       Financial income (Consolidated)

	03/31/2010	03/31/2009

Financial revenues:
Interest on financial investments	35,838	49,618
Interest from customers	9,022	7,693
Other revenues	1,352	1,202

	46,212	58,513
Financial expenses:
Interest on financing	(62,311)	(104,592)
Interest on debentures	(27,957)	-
Interest on finance lease	(373)	(773)
Bank charges, IOF, and other charges	(7,684)	(8,599)
Monetary changes and changes in exchange rates, net of income from hedging instruments	(5,276)	(977)
Provisions updating and other expenses (*)	(17,903)	(2,563)

	(121,504)	(117,504)

Financial income	(75,292)	(58,991)

(*) In 2010, includes the effect related to the Company and its subsidiaries’ adhesion to a debt amnesty established by Law 11941/09 (see Note 22.a).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

21       Risks and financial instruments (Consolidated)

Risk management and financial instruments - Governance
The main risk factors to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and by their counterparties. These risks are managed through control policies, specific strategies, and establishment of limits.

The Company has a conservative policy for the management of assets, financial instruments and financial risks approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management is to preserve the value and liquidity of financial assets and ensure financial resources for the proper conduct of business, including expansions. The main financial risks considered in the Policy are risks associated with currencies, interest rates, credit and selection of financial instruments. Governance of the management of financial risks and financial instruments follows the segregation of duties below:

•	Implementation of the management of financial assets, instruments and risks is the responsibility of the Financial Area, through its treasury, with the assistance of the tax and accounting areas.
•
Supervision and monitoring of compliance with the principles, guidelines and standards of the Policy is the responsibility of the Risk and Investment Committee, set up more than 10 years ago and composed of members of the Company’s Executive Board (“Committee”). The Committee holds regular meetings and is in charge, among other responsibilities, of discussing and monitoring the financial strategies, existing exposures, and significant transactions involving investment, fund raising, or risk mitigation. The Committee monitors the risk standards established by the Policy through a monitoring map on a monthly basis.

•	Changes in the Policy or revisions of its standards are subject to the approval of the Company’s Board of Directors.
•	Continuous enhancement of the Policy is the joint responsibility of the Board of Directors, the Committee, and the Financial Area.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Currency risk
Most transactions of the Company and its subsidiaries are located in Brazil and, therefore, the reference currency for currency risk management is the Real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the assets and liabilities in foreign currency and the short-term flow of net sales in foreign currency of Oxiteno.

The subsidiaries of the Company use exchange rate hedging instruments (especially between the Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts and disbursements in foreign currency, in order to reduce the effects of changes in exchange rates on its results and cash flows in Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts and disbursements in foreign currency to which they are related. Assets and liabilities in foreign currency are stated below, translated into Reais as of March 31, 2010 and December 31, 2009:

Assets and liabilities in foreign currency

Amounts in millions of Reais	03/31/2010	12/31/2009

Assets in foreign currency
Financial assets in foreign currency (except instrument of protection)	230.1	231.6
Foreign trade receivables, net of advances on export contract and provision for loss	41.7	40.1
Advances to foreign suppliers, net of accounts payable arising from imports	-	43.4
Investments in foreign subsidiaries	58.8	59.8
	330.6	374.9

Liabilities in foreign currency
Financing in foreign currency	(743.9)	(724.8)
Accounts payable arising from imports, net of advances to foreign suppliers	(7.1)	-
	(751.0)	(724.8)

Currency hedging instruments	211.7	227.9

Net asset (liability) position	(208.7)	(122.0)

Net asset (liability) position – RPR1	44.6	87.0

Net asset (liability) position – Total	(164.1)	(35.0)

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

(1)
Amount disclosed due to its magnitude and to RPR having independent financial management. The net asset position as of March 31, 2010 of RPR reflects the amount of R$ 63.4 million of contracted exchange rate swaps primarily to protect the future import of oil, net of (i) R$ 17.1 million of financing in foreign currency and (ii) R$ 1.7 million of suppliers in foreign currency.

Based on the net liability position of R$ 208.7 million in foreign currency shown above, we estimate that a 10% devaluation (valuation) of the Real would produce a total effect of R$ 20.9 million, of which R$ 25.4 million of financial expense (revenue) and R$ 4.5 million of gain (loss) directly recognized in the shareholders’ equity in cumulative translation adjustments (see Note 3.n).

Interest rate risk
The Company and its subsidiaries adopt conservative policies for fund raising and use of financial resources and capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the interest rate for Interbank Certificate of Deposit (CDI), as set forth in Note 5. Fund raising primarily results from financing from BNDES and other development agencies, debentures and funds raised in foreign currency, as shown in Note 16.

The Company does not actively manage risks associated with changes in the level of interest rates and attempts to maintain its financial interest assets and liabilities at floating rates. As of March 31, 2010, the Company and its subsidiaries had derivative financial instruments of interest rate linked to domestic loans, swapping pre-fixed interest of certain debts to floating rate.

Credit risks
The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and cash equivalents, financial investments, and accounts receivable.

Credit risk of financial institutions - Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit review of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volumes of cash and cash equivalents, financial investments, and hedging instruments are subject to maximum limits by institution and, therefore, require diversification of counterparty.

Government credit risk - The Company and its subsidiaries have financial investments in federal government bonds of Brazil and countries rated AAA or Aaa by specialized credit rating agencies. The volumes of financial investments are subject to maximum limits by country and, therefore, require diversification of counterparty.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Customer credit risk - Such risks are managed by each business unit through specific criteria for acceptance of customers and credit rating and are additionally mitigated by diversification of sales. As of March 31, 2010, Ipiranga maintained R$ 99,011 (R$ 98,330 as of December 31, 2009), Ultragaz maintained R$ 14,394 (R$ 12,719 as of December 31, 2009), Oxiteno maintained R$ 2,338 (R$ 2,089 as of December 31, 2009) and the subsidiaries of Ultracargo maintained R$ 858 (R$ 1,322 as of December 2009) as a provision for potential loss on their accounts and assets receivables.

Selection and use of financial instruments
In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above Sections of this Note, therefore, are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments or instruments with a margin call are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

As mentioned in the section Risk management and financial instruments – Governance of this Note, the Committee monitors compliance with the risk standards established by the Policy through a risk monitoring map, including the use of hedging instruments, on a monthly basis.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments adopted by the Company and its subsidiaries:

Swap contracts	Counterparty	Maturity	Initial notional amount1		Fair value		Amounts payable or receivable for the period (Mar. 31, 2009)
			03/31/2010	12/31/2009	03/31/2010	12/31/2009	Amount receivable	Amount payable
					R$ million	R$ million	R$ million	R$ million

a –Exchange rate swaps receivable in U.S. dollars
Receivables in U.S. dollars	Bradesco, Citibank,	Apr 2010 to	USD 188.7	USD 202.8	340.6	350.8	340.6	-
Payables in CDI interest rate	Goldman Sachs,	Dec 2015	(USD 188.7)	(USD 202.8)	(369.2)	(385.5)	-	369.2
Total result	HSBC, Itaú, Santander		-	-	(28.6)	(34.7)	340.6	369.2

b – Exchange rate swaps payable in U.S. dollars
Receivables in CDI interest rates	Bradesco, Citibank,	Apr 2010 to	USD 70.2	USD 69.2	127.1	122.1	127.1	-
Payables in U.S. dollars	Itaú	Jul 2010	(USD 70.2)	USD (69.2)	(124.2)	(118.9)	-	124.2
Total result			-	-	2.9	3.2	127.1	124.2

c – Interest rate swaps in R$
Receivables in predetermined interest rate	Banco do Brasil	Feb 2012 to	R$ 853.0		852.9		852.9	-
Payables in CDI interest rate		Mar 2013	(R$ 853.0)		(856.7)		-	856.7
Total result			-		(3.8)		852.9	856.7

d – Interest rate swaps in U.S. dollars
Receivables in LIBOR interest rate in U.S. dollars	Itaú	Jun 2011	USD 60.0	USD 60.0	103.6	100.7	103.6	-
Payables in fixed interest rate in U.S. dollars			(USD 60.0)	(USD 60.0)	(108.4)	(104.7)	-	108.4
Total result			-	-	(4.8)	(4.0)	103.6	108.4

e – NDFs (non-deliverable forwards) – RPR
Receivables in U.S. dollars			USD 36.4	USD 73.3	63.4	125.9	63.4	-
Payables in predetermined interest rate in R$	Banco do Brasil, HSBC	Apr 2010 to Nov 2010	(USD 36.4)	(USD 73.3)	(63.0)	(127.8)	-	63.0
Total result			-	-	0.4	(1.9)	63.4	63.0

Total gross result			-	-	(33.9)	(37.4)	1,487.6	1,521.5
Income tax			-	-	(2.2)	(1.6)	(2.2)	-
Total net result			-	-	(36.1)	(39.0)	1,485.4	1,521.5
1 In million. Currency as indicated

All transactions mentioned above were properly registered with CETIP S.A., except for the interest rate swap, which is an over-the-counter contract governed by ISDA (International Swap Dealers Association, Inc.) executed with the counterparty Banco Itaú BBA S.A. – Nassau Branch.

Hedging instruments existing as of March 31, 2010 are described below, according to their category, risk, and protection strategy:

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Hedging against foreign exchange exposure of liabilities in foreign currency - The purpose of these contracts is to offset the effect of the change in exchange rates of a debt in U.S. dollars by converting it into a debt in Reais linked to CDI. As of March 31, 2010, the Company and its subsidiaries had outstanding swap contracts totaling US$ 188.7 million in notional amount and, on average, they had asset position at US$ + 5.13 p.a. and liability position at 117.72 % of CDI.

Hedging against foreign exchange exposure of operations - The purpose of these contracts is to make the exchange rate of the turnover of the subsidiaries of Oleoquímica, Oxiteno S.A. and Oxiteno Nordeste equal to the exchange rate of the cost of their main raw materials. As of March 31, 2010, these swap contracts totaled US$ 70.2 million and, on average, had an asset position at 80.29% of CDI and liability position at US$ + 0.0% p.a.

Hedging against the interest rate fixed in local financing - The purpose of these contracts is to convert the interest rate on financing contracted in Reais from fixed into floating. On March 31, 2010 these swap contracts totaled $ 853.0 million, and on average had an asset position at 11.48% p.a. and liability position at 98.5% of CDI.

Hedging against floating interest rate in foreign currency - The purpose of this contract is to convert the interest rate on the syndicated loan in the principal of US$ 60 million from floating into fixed. As of March 31, 2010, the subsidiary Oxiteno Overseas had a swap contract with a notional amount of US$ 60 million, with an asset position at US$ + LIBOR + 1.25% p.a. and a liability position at US$ + 4.93% p.a.

Hedging against foreign exchange exposure of a firm commitment in foreign currency (RPR) - The purposes of these contracts is to offset the effect of the change in exchange rates on imports of oil denominated in U.S. dollars (US$ 26.6 million) and the financing denominated in foreign currency (US$ 9.8 million). On March 31, 2010 the subsidiary RPR held NDF (non-deliverable forwards) contracts with contracted average future U.S. dollar of R$ 1.8111/US$ and principal, proportional to the Company’s interest of US$ 36.4 million.

The Company and its subsidiaries designate as cash flow hedges some instruments of protection for future cash flows. These instruments of protection whose purpose is to protect the cash flows (i) from the risk of fluctuations in Libor on loans contracted and (ii) the risk of exchange rate changes of subsidiary RPR on future imports of oil denominated in U.S. dollars. On March 31, 2010 these instruments of protection amounted $ 86.6 million.

The Company and its subsidiaries designate derivative financial instruments used to offset the variations due to changes in interest rates in the market value of debts contracted in Reais as fair value hedge. As of March 31, 2010 these instruments of protection totaled R$ 853.0 million.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Gains (losses) on instruments of protection

The following table summarizes the values of gains (losses) recorded in the first quarter of 2010 which affected the income statement and shareholders’ equity of the Company and its subsidiaries:

	Consolidated
	R$ million
	Income	Shareholders’ equity

a –Exchange rate swaps receivable in U.S. dollars	(0.8)	-
b – Exchange rate swaps payable in U.S. dollars	(1.5)	-
c - Interest rate swaps in R$	1.2	-
d - Interest rate swaps in U.S. dollars	(0.8)	0.1
e - NDFs (non-deliverable forwards) - RPR	0.7	1.7

Total	(1.2)	1.8

The table above does not consider the effect of exchange rate variation of exchange swaps receivable in U.S. dollars, when this effect is offset in the income of the hedged subject (debt), and considers the designation effect of interest hegding in Reais.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Fair value of financial instruments
The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, as of March 31, 2010 and December 31, 2009 are stated below:

	03/31/2010		12/31/2009
	Carrying value	Fair value	Carrying value	Fair value

Financial assets:
Cash and cash equivalents	80,869	80,869	128,340	128,340
Currency and interest hedging instruments	(36,138)	(36,138)	(39,029)	(39,029)
Financial investments	1,824,218	1,824,218	2,193,886	2,193,886

	1,868,949	1,868,949	2,283,197	2,283,197

Financial liabilities:
Financing	3,116,489	3,161,295	3,139,597	3,173,121
Debentures	1,215,750	1,213,654	1,187,866	1,187,866
Finance lease	12,436	12,436	15,365	15,365

	4,344,675	4,387,385	4,342,828	4,376,352

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair values of cash on current account are identical to the carrying values.
•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the interim financial statements, which correspond to their fair value.
•
Financial investments in CDBs and similar investments offer daily liquidity through repurchase in the yield curve and, therefore, the Company believes their fair value corresponds to their carrying value.

•
The fair value of other financial investments and financing was determined using calculation methodologies commonly used for marking-to-market, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of March 31, 2010 and December 31, 2009. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries used quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realized in the current market.

Sensitivity analysis
The Company and its subsidiaries use derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of sensitivity analysis of market risks associated with financial instruments, the Company analyzes the hedging instrument and the hedged item together, as shown on the charts below.

For the sensitivity analysis of foreign exchange hedging instruments, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on BM&FBovespa as of March 31, 2010. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 2.65 in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional devaluation, respectively, of the Real in the likely scenario.

Based on the balances of the hedging instruments and hedged items as of March 31, 2010, the exchange rates were replaced, and the changes between the new balance in Reais and the balance in Reais as of March 31, 2010 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

	Risk	Scenario I (likely)	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar	79,184	184,024	288,865
(2) Debts in dollars	appreciation	(79,170)	(183,978)	(288,785)
(1)+(2)	Net Effect	14	47	80

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar devaluation	(1,007)	(32,520)	(64,034)
(4) Gross margin of Oxiteno		1,007	32,520	64,034
(3)+(4)	Net Effect	-	-	-

NDF exchange (RPR)
(5) NDF Receivables in U.S. Dollars	Dollar appreciation	1,248	17,781	34,314
(6) Petroleum imports / FINIMP		(1,248)	(17,781)	(34,314)
(5)+(6)	Net Effect	-	-	-

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

For the sensitivity analysis of the interest rate hedging instrument in dollar, the Company used the future LIBOR curve (BBA – British Bankers Association) as of March 31, 2010 at maturity of the swap and of the syndicated loan (hedged item), which occurs in 2011, in order to define the likely scenario. Scenarios II and III were estimated with a 25% and 50% deterioration, respectively, in the estimate of the likely LIBOR.

Based on the three interest rate scenarios in dollar (LIBOR), management estimated the values of its loan and of the hedging instrument by calculating the future cash flows associated with each instrument adopted according to the projected scenarios and adjusting them to present value by the rate in effect on March 31, 2010. The result is stated on the table below:

	Risk	Scenario I (likely)	Scenario II	Scenario III

Interest rate swap (in dollars)
(1) LIBOR / fixed rate swap	Increase in	614	917	1,219
(2) LIBOR Debt	LIBOR	(619)	(925)	(1,230)
(1)+(2)	Net Effect	(5)	(8)	(11)

For sensitivity analysis of interest rate instruments of protection in Reais, the Company used the futures curve of DI x Pre contract of BM&FBovespa as of March 31, 2010 for each swap and each debt (object of protection) maturities, for defining the likely scenario. Scenarios II and III were estimated with a 25% and 50% deterioration, respectively, of pre-fixed rate to that of the likely scenario.

Based on three scenarios of interest rates in Reais, the Company estimated the values of its debt and instruments of protection according to the risk which is being protected (variations in the pre-fixed interest rates in Reais), by projecting them to future value by the contracted rates and bringing them to present value by the interest rates of the estimated scenarios. The result is shown in the table below:

Interest rate swap (in R$)
(1) CDI / fixed rate swap	Increase in	426	(53,411)	102,433
(2) Fixed rate debt	prefixed rate	(426)	53,408	(102,429)
(1)+(2)	Net Effect	-	(3)	(4)

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

22       Contingencies and commitments (Consolidated)

a.           Civil, tax and labor proceedings

On October 7, 2005, the subsidiaries Cia Ultragraz and Bahiana Distribuidora de Gás Ltda. (“Bahiana”) filed for and obtained an injunction to offset PIS and COFINS credits against other taxes administered by the Federal Revenue Service, notably IRPJ and CSLL. The decision was confirmed by a trial court judgment on May 16, 2008. Under the injunction obtained, the subsidiaries have been making judicial deposits for these debits in the accumulated amount of R$ 145,586 as of March 31, 2010 (R$ 135,821 as of December 31, 2009) and have recorded a corresponding liability.

Subsidiaries Cia. Ultragaz, Utingás Armazenadora S.A. (“Utingás”), Tequimar, Transultra and Ultracargo - Operações Logísticas e Participações Ltda. (“Ultracargo Participações”) have filed actions with a motion for injunction seeking full and immediate utilization of the supplementary monetary adjustment based on the Consumer Price Index (IPC)/National Treasury Bonds (BTN) for 1990 (Law 8200/91); the subsidiaries Cia Ultragaz, Utingás and Tequimar opted to include the contingencies related to their processes within the Law 11941/09 amnesty and reclassified the contingencies’ amount to the line of taxes payables. The other subsidiaries maintain a provision of R$ 928 as of March 31, 2010 (R$ 15,436 as of December 31, 2009) to cover any contingencies if they lose such actions.

The Company and some of its subsidiaries have filed actions with a motion for injunction against the application of the law restricting offset of tax losses (IRPJ) and negative tax bases (CSLL) determined as of December 31, 1994 to 30% of the income for the year. As a result of the position of the Federal Supreme Court (STF) and based on the opinion of its legal counsel, a provision was recorded for this contingency in the amount of R$ 6,330 as of March 31, 2010 (R$ 7,044 as of December 31, 2009). The subsidiary Ultracargo Participações decided to include an administrative case related to this thesis within the Law 11941/09 amnesty and reclassified part of the provisioned contingency to the line of taxes payable.

The subsidiary IPP has proposed a Declaratory Action questioning the constitutionality of Law No. 9316/96, which denied the CSLL from the IRPJ calculation basis. This action had its application denied at lower court levels, and the subsidiary is awaiting the judgment of the appeal made to the STF. As a result of the decisions issued, the subsidiary has constituted judicial deposits and recorded a provision for contingencies amounting to R$ 12,528 as of March 31, 2010 (R$ 12,528 as of December 31, 2009).

Based on the favorable jurisprudence and the opinion of its legal counsel, the subsidiaries Oxiteno Nordeste and Oxiteno S.A. filed lawsuits to obtain exclusion of export revenues from the tax base for CSLL. The injunction was granted to Oxiteno Nordeste and the subsidiary is making judicial deposits of the amounts in discussion, as well as provisioning the corresponding contingency in the amount of R$ 919; the subsidiary Oxiteno S.A. awaits judgment of appeal against the sentence which denied the requested injunction, and is still normally paying the CSLL.

The subsidiaries Oxiteno S.A., Oxiteno Nordeste, Cia. Ultragaz, Transultra, RPR, Tropical Transportes Ipiranga Ltda. (“Tropical”), Empresa Carioca de Produtos Químicos S.A. (“EMCA”) e IPP, filed for an injunction seeking the deduction of ICMS from the PIS and COFINS tax basis. Oxiteno Nordeste and IPP obtained an injunction and are paying the disputed amounts into judicial deposits, as well as recording the respective provision in the amount of R$ 46,617 as of March 31, 2010 (R$ 43,571 as of December 31, 2009); the others subsidiaries did not obtain an injunction and are awaiting the judgment of these lawsuits.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

The Company and its subsidiaries obtained injunctions to pay PIS and COFINS contributions without the changes introduced by Law 9718/98 in its original version. The ongoing questioning refers to the levy of theses taxes on sources other than revenues. In 2005, the STF decided the question in favor of the taxpayer. Although it has set a precedent, the effect of this decision does not automatically apply to all companies, since they must await judgment of their own legal lawsuits. The Company has subsidiaries whose lawsuits have not yet been decided. If all ongoing lawsuits are finally decided in favor of the subsidiaries, the Company estimates that the total positive effect on income before income tax and social contribution will reach R$ 34,500, net of attorney’s fees.

The Company and its subsidiaries are recording provision for PIS and COFINS calculated on the basis of the interest on capital. The total amount accrued at March 31, 2010 is R$ 22,006 (R$ 21,724 as of December 31, 2009).

The subsidiaries IPP have provisions for contingencies related to ICMS related mainly to: (a) ownership of the credit for the difference between the value that was the basis for the retention tax and the amount actually practiced in sales to final consumers, resulting in excessive retention of ICMS by the Refinery, R$ 50,485 (b) delinquency notice for interstate sales of fuel to industrial customers without taxation of ICMS, because the interpretation of Article 2 of the LC 87/96, R$ 41,258, (c) requirement of the reversal of ICMS credits in the State of Minas Gerais, in the interstates, made under Article 33 of the ICMS Convention 66/88, which allowed the maintenance of the credits and was suspended by an injunction granted by the STF, R$ 39,629, (d) requirement of ICMS-ST on interstate sales from the distributors to final consumers, because there is no retention under the duration of the Conventions ICMS 105/92 and 112/93 R$ 18,604 (e) assessments for deducting of unconditional discounts from the tax basis for ICMS due to tax substitution, in the state of Minas Gerais, R$ 17,019, (f) delinquency notice resulting from lack of ICMS collection in the States due to errors or lack of delivery of reports in interstate operations, contemplated by Convention ICMS 54/02, that enabled the transfer of ICMS to the state of fuel consumption, R$ 4,012, and (g) requirement for the reversal of ICMS credits on transportation services taken during the freight reimbursement system established by the DNC (currently ANP – National Petroleum, Natural Gas and Biofuel Agency), R$ 8,965.

The main tax claims of the subsidiary IPP that were considered to pose a possible risk of loss, and based on this position, have not been provided for in the interim financial statements, relate to ICMS and related mainly to: (a) assessments for lack of retention of ICMS-ST in the sale of petroleum products to customers who held decisions designed to separate the tax substitution, R$ 104,660, (b) requirement of proportionate reversal of ICMS credits in view of the acquisitions of hydrous ethanol to give higher values than the its sales, because of the transfer of a portion of financial support for agriculturists (FUPA) made by the distributors upon the acquisitions subsequently reimbursed by the DNC, R$ 71,638, (c) requirement of the reversal credit on the difference between the values that formed the basis for withholding tax and the amounts actually charged on sales to final consumers, R$ 40,316, (d) assessments for alleged non-payment of taxes, R$ 48,268, (e) requirement by SEFAZ RJ-reversal of ICMS credits on purchases of basic oils, due to the subsequent output of finished lubricant without taxation, R$ 35,642,

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

(f) delinquency notice on interstate sales of fuel for industrial customer without ICMS, following the interpretation of Article 2 of LC 87/96, R$ 15,049, (g) records of notices issued in Ourinhos / SP for the operations to return the loan of ethanol made with tax deferral, R$ 18,884, (h) assessments in the State of Rio de Janeiro demanding the reversal of ICMS credits generated in interstate shipments made under Article 33 of the ICMS Convention 66/88, which allowed the maintenance of credit and was suspended by an injunction granted by STF, R$ 14,599, (i) disallowance of ICMS credits taken in the bookkeeping of bills considered inapt, though the understanding of the STJ is in the sense that it is possible to take credit for the buyer even if there is defect in the document of the seller, provided that the remains confirmed that the transaction actually took place, R$ 15,376, (j) records of notices issued on the grounds of alleged improper calculation of the base of ICMS, since it was not included in the database to calculate the value of the tax itself in interstate operations with petroleum products for final consumers, R$ 13,182, (k) requiring the reversal of ICMS credits on the freight contract to transport fuel, due to the fact that the operation is not taxed as constitutional non-impact, for R$ 12,770 and (l) assessments arising from surplus or shortage of stock, occurred due to differences in temperature or handling the product in which the review believes that there is input or output without a corresponding issue of invoice, R$ 10,382.

In addition, the subsidiary IPP has infraction of the non-approval of set-off of IPI credits appropriate under inputs taxed whose outputs were under the protection of immunity. The non-provisioned amount of contingency, updated as of March 31, 2010, is R$ 54,780 (R$ 53,288 as of December 31, 2009). The subsidiary also has legal lawsuits to guarantee the compensation of overpaid PIS values before the declaration of unconstitutionality of Decrees 2445/88 and 2449/88 and decided to include part of these cases within the Law 11941/09 amnesty, recording the corresponding amount of R$ 29,607 as taxes payable. The non-provisioned amount for the others cases updated as of March 31, 2010 is R$ 50,464 (R$ 98,608 as of December 31, 2009).

In 1990, the Union of Workers in Petrochemical Plants, of which the employees of the subsidiaries Oxiteno Nordeste and EMCA are members, filed an action against the subsidiaries to enforce adjustments established under a collective labor agreement, in lieu of the salary policies actually implemented. At the same time, the Employers’ Association proposed a collective bargaining for interpretation and clarification of Clause Four of the agreement. Based on the opinion of its legal counsel, who reviewed the latest decision of STF in the collective bargaining and the position of the individual action of the subsidiary Oxiteno Nordeste, management of the subsidiaries did not deem it necessary to record a provision as of March 31, 2010.

Subsidiary Cia. Ultragaz is facing an administrative case pending before the CADE, for alleged anticompetitive practice in cities in the Triângulo Mineiro region in 2001. Recently, the CADE entered a decision against Cia. Ultragaz imposing a penalty of R$ 23,104. This administrative decision had its execution suspended under court order and the merits are being discussed in court. Based on the above elements and on the opinion of its legal counsel, the subsidiary’s management did not record a provision to this contingency.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Subsidiary Cia. Ultragaz is the defendant in legal proceedings for damages arising from an explosion in 1996 in a shopping mall located in the City of Osasco, State of São Paulo. Such proceedings involve: (i) individual proceedings brought by victims of the explosion seeking compensation for loss of income and pain and suffering (ii) request for compensation for expenses of the shopping mall administrator and its insurer; and (iii) class action seeking economic and non-economic damages for all victims injured and dead. The subsidiary believes that it produced evidence that the defective gas pipelines in the shopping mall caused the accident, and Ultragaz’s local LPG storage facilities did not contribute to the explosion. Out of the 64 actions decided to date, 63 were favorable, of which 29 are already shelved; only 1 was adverse and the subsidiary was sentenced to pay R$ 17. There is only 1 action yet to be decided. The subsidiary has insurance coverage for these legal proceedings, and the value not insured is R$ 19,554. The Company did not record any provision for this value because it considers the chances of realization of this contingency as essentially remote.

Subsidiary IPP has provisions for settlement of terms of contracts with customers and ex-service providers, as well as environmental issues, in the amount of R$ 31,262 as of March 31, 2010 (R$ 31,728 as of December 31, 2009).

The Company and its subsidiaries have other pending administrative and legal proceedings, which were estimated by their legal counsel as possible and/or remote risk, and the related potential losses were not provided for by the Company and its subsidiaries based on these opinions. The Company and its subsidiaries also have litigations for recovery of taxes and contributions, which were not recorded in the interim financial statements due to their contingent nature.

Movements in provisions, net of amounts in escrow, are as follows:

Provisions	Balance as of Dec. 31, 2009	Amnesty Adoption	Additions	Write-offs	Adjustments	Balance as of Mar. 31, 2010

IRPJ and CSLL	182,103	(19,670)	2,391	-	2,527	167,351
PIS and COFINS	67,990	-	2,413	-	938	71,341
ICMS	192,544	-	-	-	1,017	193,561
INSS	8,527	-	-	(1,385)	159	7,301
Civil litigation	31,923	-	5	(1,089)	618	31,457
Labor litigation	9,026	-	847	(1,425)	151	8,599
Others	6,905	-	594	(2,678)	36	4,857
(-) Amounts in escrow	(204,283)	-	(9,703)	-	(2,933)	(216,919)

Total	294,735	(19,670)	(3,453)	(6,577)	2,513	267,548

The Company and its subsidiaries decided to include within the amnesty introduced by Law 11941/09 some of their debts before the Federal Revenue Service, General Attorney of the National Treasury and Social Security with the benefits of reduction of fines, interest and legal charges set in this Law, and recorded in its interim financial information for March 31, 2010 an expense of R$ 15,264, net of taxes.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

b.        Contracts

Subsidiary Tequimar has agreements with CODEBA and Complexo Industrial Portuário Governador Eraldo Gueiros in connection with its port facilities in Aratu and Suape, respectively. Such agreements set a minimum value for cargo movement of 1,000,000 tons per year in Aratu by 2022 and 250,000 tons per year in Suape effective through 2027. With the acquisition of Puma’s assets (see note No. 13), the subsidiary Tequimar entered into another agreement with Complexo Industrial Portuário Governador Eraldo Gueiros that sets a additional minimum value for cargo movement of 400,000 tons of cargo per year in Suape, by 2029. If the annual movement is less than the minimum required, then the subsidiary will have to pay the difference between the actual movement and the minimum required by the agreements, using the port rates in effect at the date established for payment. As of March 31, 2010, such charges were R$ 5.79 and R$ 1.38 per ton for Aratu and Suape, respectively. The subsidiary has met the minimum cargo movement requirements since the beginning of the agreements.

Subsidiary Oxiteno Nordeste has a supply agreement with Braskem S.A. setting a minimum value for quarterly consumption of ethylene and establishing conditions for the supply of ethylene until 2021. The minimum purchase commitment and the actual demand accumulated to March 31, 2010 and March 31, 2009, expressed in tons of ethylene, are shown below. In case of breach of the minimum purchase commitment, the subsidiary agrees to pay a penalty of 40% of the current ethylene price, to the extent of the shortfall. The provision of minimum purchase commitment is under renegotiation with Braskem, including the minimum purchase commitment related to 2009.

	Minimum purchase commitment (accumulated first quarter)		Accumulated demand First quarter(actual)

	03/31/2010	31/03/2009	03/31/2010	31/03/2009

In tons of ethylene	40,551(*)	46,849	42,697	32,182

(*) Adjusted for the maintenance stoppage carried out by Braskem in the period.

In August 2008, the subsidiary Oxiteno S.A signed an Ethylene Supply Agreement with Quattor Química S.A., valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 19,800 tons of ethylene semiannually. In case of breach, the subsidiary agrees to pay a penalty of 30% of the current ethylene price, to the extent of the shortfall.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

c.         Insurance coverage in subsidiaries

The Company maintains appropriate insurance policies to cover several risks to which it is exposed, including asset insurance against losses caused by fire, lightning, explosion of any kind, gale, aircraft crash, and electric damage, and other risks, covering the bases and other branches of all subsidiaries, except RPR, which maintains its own insurance. The maximum compensation value, including loss of profits, based on the risk analysis of maximum loss possible at a certain site is US$ 1,050 million.

The General Responsibility Insurance program covers the Company and its subsidiaries with a maximum aggregate coverage of US$ 400 million against losses caused to third parties as a result of accidents related to commercial and industrial operations and/or distribution and sales of products and services.

Group Life and Personal Accident, Health, National and International Transportation and All Risks insurance policies are also maintained.

The coverages and limits of the insurance policies maintained are based on a careful study of risks and losses conducted by local insurance advisors, and the type of insurance is considered by management to be sufficient to cover potential losses based on the nature of the business conducted by the companies.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

d.        Operating lease contracts

The subsidiaries IPP and Serma have operating lease contracts for the use of computer equipment.

These contracts have terms of 36 months. The subsidiaries have the option to purchase the assets at a price equal to the fair price on the date of option, and management does not intend to exercise such option.

The future disbursements (installments), assumed under these contracts, total approximately:

	03/31/2010	12/31/2009

Up to 1 year	554	554
More than 1 year	553	692
	1,107	1,246

The total payments of operating lease recognized as expense for the period was R$ 139 (R$ 517 as of March 31, 2009).

23       Employee benefits and private pension plan (Consolidated)

a.        ULTRAPREV- Associação de Previdência Complementar

The Company and its subsidiaries offer a defined-contribution pension plan to its employees, which is managed by Ultraprev - Associação de Previdência Complementar. Under the plan, the basic contribution of each participating employee is calculated by multiplying a percentage ranging from 0% to 11%, which is annually defined by the participant based on his/her salary. The sponsor companies match the amount of the basic contribution paid by the participant. As the participants retire, they choose to receive monthly either: (i) a percentage, ranging from 0.5% to 1.0%, of the fund accumulated for the participant with Ultraprev; or (ii) a fixed monthly amount that will exhaust the fund accumulated for the participant within a period ranging from 5 to 25 years. Thus, the Company and its subsidiaries do not assume responsibility for guaranteeing amounts and periods of pension benefits. As of March 31, 2010, the Company and its subsidiaries contributed R$ 3,216 (R$ 2,227 as of March 31, 2009) to Ultraprev, which amount is recorded as expense in the income statement for the year. The total number of employees participating in the plan as of March 31, 2010 was 7,162 active participants and 41 retired participants. In addition, Ultraprev had 30 former employees receiving benefits under the previous plan whose reserves are fully constituted.

b.        Post-employment benefits

Ipiranga and RPR recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Severance Pay Fund, and health and life insurance plan for eligible retirees.

The net liabilities for such benefits recorded as of March 31, 2010 are R$ 102,040 (R$ 102,040 as of December 31, 2009), of which R$ 11,955 (R$ 11,960 as of December 31, 2009) are recorded as current liabilities and R$ 90,085 (R$ 90,080 as of December 31, 2009) as long-term liabilities.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and are recorded in the interim financial statements in accordance with Resolution CVM 371/2000.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

24       Other information – Market announcement

In March 31, 2010, the Company announced to market that had signed a sale and purchase agreement (“SPA”) to sell the in-house logistics, solid bulk storage and road transportation businesses of Ultracargo Participações to Aqces Logística Internacional Ltda. (“Aqces“).The transaction value is R$ 82 million, subject to adjustments on the closing date. Under the terms of the SPA, closing of the transaction is subject to certain conditions precedent, notably the segregation of the in-house logistics, solid bulk storage and road transportation operations, with the transfer of the respective assets, contracts, licenses and employees from Ultracargo Participações to its subsidiaries AGT – Armazéns Gerais e Transporte Ltda. (“AGT”) and  Petrolog Serviços e Armazéns Gerais Ltda. (“Petrolog”). On the closing date, which is expected to occur in mid-2010, shares of AGT and Petrolog will be transferred to Aqces. This transaction allows Ultracargo Participações to focus exclusively on its liquid bulk storage business, segment in which it has a leadership position and which already represented approximately 85% of the results after the recent acquisitions of União Terminais and Puma and investments in capacity expansions at the Aratu, Santos and Suape terminals.

Other information considered material by the company

Shares directly or indirectly owned by the controlling shareholders, members of the Board of Directors, Executive Officers and members of the Fiscal Council as of March 31, 2010 (number of shares):

	Mar-31-10
	Common	Preferred	Total
Controlling Shareholders	33,748,057	40,271	33,788,328
Board of Directors¹	46	42,007	42,053
Officers²	-	260,775	260,775
Fiscal Council	-	1,100	1,100
Note:
1	Shares owned by members of the Board of Directors which were not included in Controlling Shareholders’ position.
Should the member not be part of the controlling group, only its direct ownership is included.
2	Shares owned by Officers which were not included in Controlling Shareholders' position

Shares directly or indirectly owned by the controlling shareholders, members of the Board of Directors, Executive Officers and members of the Fiscal Council (number of shares):

	Mar-31-10			Mar-31-09
	Common	Preferred	Total	Common	Preferred	Total
Controlling Shareholders	33,748,057	40,271	33,788,328	33,748,057	294,732	34,042,789
Board of Directors¹	46	42,007	42,053	46	7	53
Officers²	-	260,775	260,775	-	251,073	251,073
Fiscal Council	-	1,100	1,100	-	1,071	1,071
Note:
1	Shares owned by member of the Board of Directors which were not included in Controlling Shareholders’ position
2	Shares owned by Officers which were not included in Controlling Shareholders’ position

Total free float and its percentage of total shares as of March 31, 2010 (number of shares):

	Common	Preferred	Total
Total Shares	49,429,897	86,666,102	136,095,999

( - ) Shares held in treasury	6,617	2,138,772	2,145,389
( - ) Shares owned by Controlling Shareholders	33,748,057	40,271	33,788,328
( - ) Shares owned by Management	46	302,782	302,828
( - ) Shares owned by affiliates*	-	192,700	192,700

Free-float	15,675,177	83,991,577	99,666,754

% Free-float / Total Shares	31.71%	96.91%	73.23%
* Subsidiaries

The Company’s shareholders that hold more than 5% of voting or non-voting capital, up to the individual level, and breakdown of their shareholdings as of March 31, 2010 (number of shares)

ULTRAPAR PARTICIPAÇÕES S.A.	Common	%	Preferred	%	Total	%
Ultra S.A. Participações	32,646,694	66.05%	12	0.00%	32,646,706	23.99%
Aberdeen Asset Management PLC1	-	-	11,942,785	13.78%	11,942,785	8.78%
Parth Investments Company2	9,311,730	18.84%	1,396,759	1.61%	10,708,489	7.87%
Caixa de Previdência dos Funcionários do Banco do Brasil3	-	-	8,949,824	10.33%	8,949,824	6.58%
Monteiro Aranha S.A.4	5,212,637	10.55%	1,011,888	1.17%	6,224,525	4.57%
Dodge & Cox, Inc.5	-	-	6,067,632	7.00%	6,067,632	4.46%
Genesis Asset Managers LLP1	-	-	4,341,794	5.01%	4,341,794	3.19%
Shares held in treasury	6,617	0.01%	2,138,772	2.47%	2,145,389	1.58%
Others	2,252,219	4.56%	50,816,636	58.63%	53,068,855	38.99%
TOTAL	49,429,897	100.00%	86,666,102	100.00%	136,095,999	100.00%
1 Fund managers headquartered in England (according to relevant shareholder position notice disclosed by the respective funds)
2 Company headquartered outside of Brazil, ownership information is not available
3 Pension fund of employees of Banco do Brasil headquartered in Brazil
4 Brazilian public listed company, ownership information is publicly available
5 Fund manager headquartered in the United States

ULTRA S.A. PARTICIPAÇÕES	Common	%	Preferred	%	Total	%
Fábio Igel	12,065,160	19.09%	4,954,685	19.55%	17,019,845	19.22%
Ana Maria Villela Igel	2,570,136	4.07%	9,208,690	36.34%	11,778,826	13.30%
Christy Participações Ltda.	6,425,199	10.17%	4,990,444	19.69%	11,415,643	12.89%
Paulo Guilherme Aguiar Cunha	10,654,109	16.86%	-	-	10,654,109	12.03%
Márcia Igel Joppert	7,084,323	11.21%	2,062,988	8.14%	9,147,311	10.33%
Rogério Igel	7,311,004	11.57%	1,615,027	6.37%	8,926,031	10.08%
Joyce Igel de Castro Andrade	6,398,967	10.12%	2,062,989	8.14%	8,461,956	9.56%
Lucio de Castro Andrade Filho	3,775,470	5.97%	-	-	3,775,470	4.26%
Others	6,917,680	10.95%	448,063	1.77%	7,365,743	8.32%
TOTAL	63,202,048	100.00%	25,342,886	100.00%	88,544,934	100.00%
Others: other individuals, none of them holding more than 5%

CHRISTY PARTICIPAÇÕES LTDA.	Capital Stock	%
Maria da Conceição Coutinho Beltrão	3,066	34.90%
Hélio Marcos Coutinho Beltrão	1,906	21.70%
Cristiana Coutinho Beltrão	1,906	21.70%
Maria Coutinho Beltrão	1,906	21.70%
TOTAL	8,784	100.00%

Interest in the subsidiaries

1 - Item	2 -Company name	3 - Corporate taxpayer number (CNPJ)	4 - Classification	5 - % of ownership interest in investee	6 - % of Investor´s shareholders' equity	7 - Type of company	8 - Number of shares held in the current quarter (in thousands)	9 - Number of shares held in the prior quarter (in thousands)

1	Ultracargo - Operações Logisticas e Participações Ltda.	34.266.973/0001-99	Closely-held subsidiary	100%	13.54%	Commercial. industrial and other	9,324	9,324
2	Transultra - Armazenagem Transportes Especiais Ltda.	60.959.889/0001-60	Investee of subsidiary/affiliated	100%	1.52%	Commercial. industrial and other	34,999	34,999
3	Petrolog Serviços e Armazéns Gerais Ltda.	05.850.071/0001-05	Investee of subsidiary/affiliated	100%	0.14%	Commercial. industrial and other	412	412
4	AGT - Armazéns Gerais e Transportes Ltda.	11.404.873/0001-86	Investee of subsidiary/affiliated	100%	0.01%	Commercial. industrial and other	10	10
5	Terminal Quimico de Aratu S.A.	14.688.220/0001-64	Investee of subsidiary/affiliated	99%	13.27%	Commercial. industrial and other	63,372	63,372
6	União/Vopak Armazéns Gerais Ltda.	77.632.644/0001-27	Investee of subsidiary/affiliated	50%	0.10%	Commercial. industrial and other	30	30
7	Ultracargo Argentina S.A.	OFF-SHORE	Investee of subsidiary/affiliated	100%	0.01%	Commercial. industrial and other	507	507
8	Oxiteno S.A. Indústria e Comércio	62.545.686/0001-53	Closely-held subsidiary	100%	31.35%	Commercial. industrial and other	35,102	35,102
9	Oxiteno Nordeste S.A. Indústria e Comércio	14.109.664/0001-06	Investee of subsidiary/affiliated	100%	15.40%	Commercial. industrial and other	8,505	8,505
10	Oxiteno Argentina Sociedad de Responsabilidad Ltda.	OFF-SHORE	Investee of subsidiary/affiliated	100%	0.01%	Commercial. industrial and other	117	98
11	Oleoquímica Ind e Com de Prod Quím Ltda.	07.080.388/0001-27	Investee of subsidiary/affiliated	100%	9.00%	Commercial. industrial and other	490,815	490,815
12	Barrington S.L.	OFF-SHORE	Investee of subsidiary/affiliated	100%	0.80%	Commercial. industrial and other	554	554
13	Oxiteno Mexico S.A. de CV	OFF-SHORE	Investee of subsidiary/affiliated	100%	0.53%	Commercial. industrial and other	122,048	122,048

14	Oxiteno Andina. C.A .	OFF-SHORE	Investee of subsidiary/affiliated	100%	0.37%	Commercial. industrial and other	12,076	12,076
15	Oxiteno Europe SPRL	OFF-SHORE	Investee of subsidiary/affiliated	100%	0.02%	Commercial. industrial and other	1	1
16	U. A. T. E. S. P. E. Empreendimentos e Participações Ltda.	09.364.319/0001-70	Investee of subsidiary/affiliated	100%	0.46%	Commercial. industrial and other	18,220	18,220
17	Empresa Carioca de Produtos Químicos S.A.	33.346.586/0001-08	Investee of subsidiary/affiliated	100%	0.45%	Commercial. industrial and other	199,323	199,323
35	Ipiranga Produtos de Petróleo S.A.	33.337.122/0001-27	Closely-held subsidiary	100%	57.30%	Commercial. industrial and other	224,467,228	224,467,228
20	Centro de Conveniencias Millennium Ltda.	03.546.544/0001-41	Investee of subsidiary/affiliated	100%	0.04%	Commercial. industrial and other	1,171	1,171
21	Conveniências Ipiranga Norte Ltda.	05.378.404/0001-37	Investee of subsidiary/affiliated	100%	0.07%	Commercial. industrial and other	164	164
22	Ipiranga Trading Ltd.	OFF-SHORE	Investee of subsidiary/affiliated	100%	0.01%	Commercial. industrial and other	50	50
23	Tropical Transportes Ipiranga Ltda.	42.310.177/0001-34	Investee of subsidiary/affiliated	100%	0.40%	Commercial. industrial and other	254	254
24	Ipiranga Imobiliária Ltda.	07.319.798/0001-88	Investee of subsidiary/affiliated	100%	0.39%	Commercial. industrial and other	15,647	15,647
25	Ipiranga Logística Ltda.	08.017.542/0001-89	Investee of subsidiary/affiliated	100%	0.01%	Commercial. industrial and other	510	510
26	Maxfácil Participações S.A.	08.077.294/0001-61	Investee of subsidiary/affiliated	50%	1.84%	Commercial. industrial and other	11	11
27	Isa-Sul Administração e Participações Ltda.	89.548.606/0001-70	Investee of subsidiary/affiliated	100%	0.14%	Commercial. industrial and other	3,515	3,515
28	Comercial Farroupilha Ltda.	92.766.484/0001-00	Investee of subsidiary/affiliated	0%	0.00%	Commercial. industrial and other	0	1,615

29	Imaven Imóveis Ltda.	61.604.112/0001-46	Investee of subsidiary/affiliated	100%	4.16%	Commercial. industrial and other	116,179	116,179
30	Companhia Ultragaz S.A.	61.602.199/0001-12	Investee of subsidiary/affiliated	99%	8.24%	Commercial. industrial and other	800,033	800,033
31	Bahiana Distribuidora de Gás Ltda.	46.395.687/0001-02	Investee of subsidiary/affiliated	100%	4.27%	Commercial. industrial and other	24	24
32	Utingás Armazenadora S.A.	61.916.920/0001-49	Investee of subsidiary/affiliated	56%	0.28%	Commercial. industrial and other	3,074	5,718
33	LPG International INC.	OFF-SHORE	Investee of subsidiary/affiliated	100%	0.18%	Commercial. industrial and other	1	1
19	am/pm Comestíveis Ltda.	40.299.810/0001-05	Investee of subsidiary/affiliated	100%	0.46%	Commercial. industrial and other	13,497	13,497
36	S.A. de Óleo Galena-Signal	61.429.387/0001-90	Investee of subsidiary/affiliated	100%	0.05%	Commercial. industrial and other	100	100
37	Oil Trading Importadora e Exportadora Ltda.	11.454.455/0001-01	Investee of subsidiary/affiliated	100%	0.81%	Commercial. industrial and other	40,000	40,000
38	Refinaria de Petróleo Riogranadense S.A.	94.845.674/0001-30	Closely-held subsidiary	33%	0.05%	Commercial. industrial and other	5,079	5,079
39	Serma Assoc.Usuarios Equip. Proc. Dados e Serv.Correlatos	61.601.951/0001-00	Closely-held subsidiary	100%	0.01%	Commercial. industrial and other	8,059	8,059

ULTRAPAR PARTICIPAÇÕES S.A.

MD&A - ANALYSIS OF CONSOLIDATED EARNINGS
First Quarter 2010

(1) Key Indicators - Consolidated:

(R$ million)	1Q10	1Q09	4Q09	Change 1Q10 X 1Q09	Change 1Q10 x 4Q09
Net sales and services	9,940.8	6,411.4	10,422.4	55%	-5%
Cost of sales and services	(9,216.4)	(5,885.2)	(9,666.4)	57%	-5%
Gross Profit	724.4	526.2	756.0	38%	-4%
Selling, general and administrative expenses	(470.0)	(353.0)	(498.0)	33%	-6%
Other operating income (expense), net	6.6	4.7	11.2	41%	-41%
Income from operations before financial items	261.1	177.9	269.2	47%	-3%
Financial (expense) income, net	(75.3)	(58.9)	(72.6)	28%	4%
Equity in subsidiaries and affiliated companies	0.0	(0.1)	0.1	126%	-81%
Non-operating income (expense), net	0.9	3.0	4.1	-72%	-79%
Income before taxes and social contribution	186.7	121.8	200.9	53%	-7%
Income and social contribution taxes	(56.5)	(36.2)	(57.6)	56%	-2%
Benefit of tax holidays	7.1	6.9	5.4	3%	32%
Minority interest	3.2	(1.3)	0.1	n/a	n/a
Net income	140.5	91.1	148.8	54%	-6%

EBITDA	362.4	274.1	388.6	32%	-7%

Volume – LPG sales – thousand tons	370.6	363.9	399.5	2%	-7%
Volume – Fuels sales – thousand of cubic meters	4,594.6	2,770.0	5,022.1	66%	-9%
Volume – Chemicals sales – thousand tons	163.8	123.7	181.7	32%	-10%

Considerations on the financial and operational information

Standards and criteria adopted in preparing the information
Ultrapar’s financial statements for the year ended December 31st, 2009 were prepared in accordance with the accounting directives set out in the Brazilian Corporate Law, being adopted the alterations introduced by Laws 11,638/07 and 11,941/09 (former Provisional Measure 449/08), as well as the CVM standards, instructions and guidelines, which regulate them. In connection with the process of converging the accounting practices adopted in Brazil to the international financial reporting standards (IFRS), several guidelines, interpretations and orientations were issued during 2009 with mandatory application for the year ending December 31st, 2010. Ultrapar decided to rely on the option foreseen in Article 1 of CVM Resolution 603/2009, as amended by CVM Resolution 626/2010, in preparing the quarterly information for the period ended March 31st, 2010, an option that allows companies to report their quarterly information for the period ended March 31st, 2010 in accordance with the accounting standards valid on December 31st, 2009.

Except when otherwise indicated, the amounts presented in this document are expressed in millions of R$ and are subject to rounding off. Consequently, the total amounts presented in the tables may differ from the direct sum of the amounts that precede them.

Effect of the acquisition - Texaco
In August 2008, Ultrapar announced the signing of the sale and purchase agreement for the acquisition of Texaco’s fuel distribution business in Brazil. On March 31st, 2009, Ultrapar closed the acquisition of Texaco through the disbursement of R$ 1,106 million, in addition to the US$ 38 million deposit made to Chevron in August 2008. In August 2009, Ultrapar paid R$ 162 million related to the expected working capital adjustment, reflecting the increased working capital effectively received by Ultrapar on the closing date of the acquisition. The results of Texaco were consolidated in Ultrapar’s financial statements from April 1st, 2009. Ultrapar’s financial statements in periods prior to 2Q09 do not include Texaco’s results.

In order to provide a better understanding of the progression of Ipiranga’s recurring results, the table below summarizes Ipiranga’s results for 2Q09, 3Q09, 4Q09 and 1Q10 ex-non-recurring expenses related to the conversion of Texaco service stations into the Ipiranga brand and to the integration of the acquired operations. The analysis and discussion of the progression in Ipiranga’s results presented in this document exclude non-recurring items, in order to provide comparability of the information and a better understanding of the company’s performance.

	IPIRANGA EX-NON-RECURRING EXPENSES
	QUARTER ENDED IN
	MARCH 2010¹	DECEMBER 2009	SEPTEMBER 2009	JUNE 2009

Net sales	8,591.5	8,988.7	8,183.6	8,212.9
Cost of sales and services	(8,120.2)	(8,483.1)	(7,742.2)	(7,780.5)

Gross profit	471.2	505.6	441.4	432.4

Operating expenses	(267.5)	(285.4)	(266.4)	(269.2)
Selling	(147.8)	(136.0)	(136.1)	(140.5)
General and administrative	(87.7)	(104.0)	(86.2)	(96.0)
Depreciation and amortization	(32.0)	(45.4)	(44.1)	(32.6)

Other operating results	6.4	10.1	3.4	2.2

EBIT	210.1	230.3	178.4	165.4

EBITDA	242.7	277.9	224.7	200.1
Depreciation and amortization	32.6	47.6	46.3	34.7

EBITDA margin (R$/m³)	53	55	47	43

1 The information for 1Q10 also exclude the effects of adhering the Federal and Mato Grosso State’s tax financing program, with an impact of R$ 22 million on Ipiranga’s EBITDA. Additional information is available in note 22.a. to the financial statements for the quarter ended March 31st, 2010, available on Ultrapar’s website (www.ultra.com.br).

(2) Performance Analysis:

Net Sales and Services: Ultrapar’s consolidated net sales and services amounted to R$ 9,941 million in 1Q10, up 55% over 1Q09, mainly as a consequence of the consolidation of Texaco from 2Q09 onwards and the growth in sales in all businesses. Compared with 4Q09, Ultrapar’s net sales and services declined by 5% due to seasonality between periods.

Ultragaz: In 1Q10, Ultragaz’s sales volume amounted to 371 thousand tons, up 2% over 1Q09. In the bottled segment, Ultragaz sales volume remained stable compared with 1Q09. In the bulk segment, sales volume grew by 6% due to the higher level of economic activity and recovery of manufacturing activity. Compared with 4Q09, Ultragaz’s sales volume decreased by 7%, as a result of seasonality between periods. Ultragaz’s net sales and services amounted to R$ 842 million in 1Q10, up 10% over 1Q09, due to an increase in sales volume, a rise in the cost of LPG used in the bulk segment and commercial initiatives and operational efficiency programs implemented. Compared with 4Q09, net sales and services declined by 5% as a consequence of seasonally lower sales volume, partially offset by the effect of an increase in the cost of LPG used in the bulk segment.

Ipiranga: Ipiranga’s sales volume totaled 4,595 thousand cubic meters in 1Q10, 66% higher than that in 1Q09. Sales volume of fuels for light vehicles grew by 69%, mainly as a consequence of the consolidation of Texaco’s volume from April 1st, 2009 onwards and the increase in the light vehicle fleet during the last 12 months, especially the increase in sales volume of gasoline due to the lower availability of ethanol. Diesel volume grew by 65% due to the consolidation of Texaco’s volume from April 1st, 2009 onwards and the higher level of economic activity in 1Q10. Compared with 4Q09, sales volume decreased by 9%, especially as a result of seasonality between quarters. Ipiranga’s net sales and services amounted to R$ 8,591 million in 1Q10, up 68% over 1Q09, especially as a result of a 66% increase in sales volume, an increased share of gasoline in the product mix and an increase in ethanol costs due to the reduced availability of the product in 1Q10, partially offset by a reduction in the diesel ex-refinery cost in June 2009. Compared with 4Q09, net sales and services declined by 4%, mainly due to a 9% decrease in sales volume.

Oxiteno: Oxiteno’s sales volume totaled 164 thousand tons, up 32% (40 thousand tons) over 1Q09, with a 31% increase in sales volume of specialty chemicals, as a result of the higher level of economic activity compared with 1Q09, initiatives to replace imports and expansions in the production capacity. In the Brazilian market, sales volume rose by 35% (31 thousand tons), with a positive progression in all markets, especially in specialty chemicals sold to the cosmetics, agrochemicals and paints and varnishes industries. Sales volume outside Brazil grew by 26% (10 thousand tons) due to an increase in sales of specialty chemicals as a result of the capacity expansions. Compared with 4Q09, sales volume decreased by 10% (18 thousand tons), as a result of seasonality between quarters. Oxiteno’s net sales and services totaled R$ 472 million in 1Q10, up 3% over 1Q09, despite the 22% stronger Real, as a consequence of the 32% growth in sales volume. Compared with 4Q09, net sales and services declined by 7%, mainly due to the 10% reduction in sales volume.

Ultracargo: In 1Q10, Ultracargo reported a 23% and 25% increase in average effective storage measured in cubic meters compared with 1Q09 and 4Q09, respectively, due to the consolidation of the acquired terminal in Suape in December 2009 and higher volume of operations in Santos and Aratu terminals, as a result of capacity expansions and the economic growth. In the transportation segment, total kilometrage travelled declined by 19% compared with 1Q09, especially due to Ultracargo’s decision to reduce its presence in some segments during 2009. Compared with 4Q09, total kilometrage travelled declined by 3%. Ultracargo’s net sales and services amounted to R$ 82 million in 1Q10, up 1% from 1Q09, despite the 23% increase in average storage, due to a reduction in kilometrage travelled. Compared with 4Q09, Ultracargo’s net sales and services grew by 4%, mainly due to the progression in average storage.

Cost of Good Sold: Ultrapar’s cost of goods sold amounted to R$ 9,216 million in 1Q10, up 57% from 1Q09, especially as a result of the consolidation of Texaco from 2Q09 onwards and higher volume of operations in all business. Compared with 4Q09, Ultrapar’s cost of goods sold declined by 5%, especially due to seasonality between quarters.

Ultragaz: Ultragaz’s cost of goods sold amounted to R$ 696 million in 1Q10, up 6% over 1Q09, as a consequence of a 6% increase in ex-refinery cost of LPG used in the bulk segment from January 2010 and higher sales volume. Compared with 4Q09, the cost of goods sold declined by 7%, in line with the sales volume variation – higher ex-refinery cost of LPG used in the bulk segment was offset in the quarter by lower distribution costs, especially lower costs with bottles re-qualification.

Ipiranga: Ipiranga’s cost of goods sold amounted to R$ 8,120 million in 1Q10, up 68% over 1Q09, especially due to a 66% increase in sales volume, an increased share of gasoline in the product mix and an increase in ethanol costs in 1Q10, partially offset by a reduction in the diesel ex-refinery cost in June 2009. In relation to 4Q09, cost of goods sold declined by 4%, due to the 9% reduction in sales volume.

Oxiteno: Oxiteno’s cost of goods sold in 1Q10 amounted to R$ 392 million, up 4% over 1Q09, as a result of the 32% increase in sales volume and higher costs of raw material in dollars, partially offset by the 22% stronger Real. Compared with 4Q09, Oxiteno’s cost of goods sold declined by 9%, almost in line with sales volume variation, with variations in raw material prices in dollars offset by those in the exchange rate.

Ultracargo: Ultracargo’s cost of services provided amounted to R$ 41 million in 1Q10, down 16% over 1Q09, mainly due to its reduced presence in the transportation segment and a R$ 5 million reduction in depreciation resulting from the revision in the useful life of assets. Compared with 4Q09, Ultracargo’s cost of services provided declined by 17%, especially due to increased expenses for scheduled maintenance of terminals in 4Q09 and the R$ 5 million reduction in depreciation.

Gross profit: Ultrapar’s gross profit amounted to R$ 724 million in 1Q10, up 38% from 1Q10 as a consequence of the growth seen in Ipiranga, Ultragaz and Ultracargo and the consolidation of Texaco from 2Q09 on. Compared with 4Q09, Ultrapar's gross profit decreased by 4%, as a consequence of seasonality in its businesses.

Sales, General and Administrative Expenses: Ultrapar’s sales, general and administrative expenses amounted to R$ 470 million in 1Q10, up 33% from 1Q09, basically as a result of Texaco’s consolidation from 2Q09 onwards and non-recurring expenses related to the integration of its operations into Ultrapar. Compared with 4Q09, Ultrapar’s sales, general and administrative expenses declined by 6%.

Ultragaz: Ultragaz’s sales, general and administrative expenses amounted to R$ 107 million in 1Q10, up 22% over 1Q09 as a consequence of (i) increased expenses related to promotional and sales campaigns, (ii) the effects of inflation on personnel expenses, (iii) higher variable compensation, in line with the earnings progression, and (iv) an increase in depreciation. Compared with 4Q09, sales, general and administrative expenses grew by 1%, with a reduction in sales expenses offset mainly by the increase in depreciation.

Ipiranga: Ipiranga’s sales, general and administrative expenses amounted to R$ 267 million in 1Q10, up 50% from 1Q09, mainly due to the consolidation of Texaco from 2Q09 onwards. Excluding depreciation, Ipiranga’s sales, general and administrative expenses represented R$ 51/m3 of product sold, lower than the R$ 56/m3 in 1Q09 (pre-acquisition of Texaco), reflecting the implementation of the operational and administrative synergy plan. In relation to 4Q09, sales, general and administrative expenses declined by 6% due to lower sales volume, partially offset by a concentration of advertising and marketing expenses in the first quarter.

Oxiteno: Oxiteno’s sales, general and administrative expenses totaled R$ 66 million in 1Q10, up 5% from 1Q09 mainly due to higher freight expenses resulting from the 32% increase in sales volume, partially offset by expense reduction initiatives implemented, lower variable compensation and the effect of a stronger Real over international freight expenses. Compared with 4Q09, Oxiteno’s sales, general and administrative expenses declined by 4% especially due to the seasonally lower volume.

Ultracargo: Ultracargo’s sales, general and administrative expenses totaled R$ 20 million in 1Q10, down 14% from 1Q09, despite the 23% growth in stored volume, especially as a result of its reduced presence in the transportation segment and operational synergies resulting from União Terminais’ integration during 2009. Compared with 4Q09, Ultracargo’s sales, general and administrative expenses decreased by 10%, especially due to the higher variable compensation in 4Q09, in line with the strong earnings progression reported in 2009.

Income from Operations before Financial Items: Ultrapar’s income from operations before financial items amounted to R$ 261 million in 1Q10, up 47% from 1Q09 as a consequence of the increase in the income from operations before financial items of Ipiranga, Ultragaz and Ultracargo. Compared with 4Q09, Ultrapar’s income from operations before financial items decreased by 3%, as a consequence of seasonality in its businesses.

Financial result: Ultrapar reported net financial expense of R$ 75 million in 1Q10, R$ 16 million higher than that of 1Q09, mainly as a result of the higher average net debt resulting from the disbursement related to the acquisition of Texaco on March 31st, 2009. Compared with 4Q09, net financial expense increased by R$ 3 million.

Depreciation and Amortization: Total depreciation and amortization costs and expenses in 1Q10 amounted to
R$ 101 million, up R$ 5 million from 1Q09 and down R$ 18 million from 4Q09. The reduction compared with 4Q09 is a result of the revision in the economic useful life of assets in accordance with Technical Standard ICPC (Brazilian Accounting Pronouncements Committee) 10 and in effect from January 1st, 2010 onwards.

Income and Social Contribution / Benefit of Tax Holidays: Ultrapar reported income tax and social contribution expenses, net of benefit of tax holidays of R$ 49 million in 1Q10, compared with an expense R$ 29 million in 1Q09, basically as a result of a higher pre-tax profit in 1Q10. Compared with 4Q09, income tax and social contribution expenses, net of benefit of tax holidays decreased by 5%.

Net Earnings: Ultrapar’s consolidated net earnings in 1Q10 amounted to R$ 141 million, a growth of 54% over 1Q09 and 6% lower than that of 4Q09, especially due to variations in EBITDA in relation to the compared periods.

EBITDA: Ultrapar’s EBITDA amounted to R$ 362 million in 1Q10, 32% growth over 1Q09, mainly as a consequence of the consolidation of Texaco from 2Q09 onwards and EBITDA growth in Ipiranga, Ultragaz and Ultracargo. Compared with 4Q09, Ultrapar’s EBITDA declined by 7%, especially due to the seasonal volume reduction between periods.

Ultragaz: Ultragaz’s EBITDA amounted to R$ 71 million in 1Q10, up 35% over 1Q09, especially due to a recovery in margins, to which the operational efficiency programs implemented contributed, and an improvement in the bulk segment performance, partially offset by an increase in expenses related to promotional and sales campaigns and higher variable compensation. Compared with 4Q09, Ultragaz’s EBITDA grew by 16%, despite the seasonally lower volume, especially due to a R$ 7 million extraordinary item related to tax contingencies in 4Q09.

Ipiranga: Ipiranga’s EBITDA amounted to R$ 243 million in 1Q10, up 69% over 1Q09, mainly as a consequence of the consolidation of Texaco from 2Q09 onwards, the implementation of the operational and administrative synergy plan and the improved product mix. Compared with 4Q09, Ipiranga’s EBITDA decreased by 13%, especially due to the seasonally lower volume. In 1Q10, Ipiranga’s unit EBITDA margin was R$ 53/m3, above the unit EBITDA margin of R$ 52/m3 (pre-acquisition of Texaco) reported in 1Q09, but lower than the margin of R$ 55/m3 in 4Q09, due to the seasonality between quarters and consequently lower operational leverage.

In 1Q10, Ipiranga’s reported EBITDA, considering non-recurring items, amounted to R$ 210 million, up 46% over 1Q10 and 20% lower than that of 4Q09.

Oxiteno: Oxiteno’s EBITDA amounted to R$ 40 million in 1Q10, down 14% over 1Q09, especially due to the 22% stronger Real. Compared with 4Q09, Oxiteno’s EBITDA grew by 29%, despite the seasonally lower volume, especially as a result of the gradual recovery in margins, the expense reduction initiatives and the 4% weaker Real. Oxiteno’s unit EBITDA reached US$ 134/ton in 1Q10, up 38% over 4Q09.

Ultracargo: Ultracargo’s EBITDA amounted to R$ 30 million, up 27% and 38% over 1Q09 and 4Q09, especially due to the higher volume of operations in its terminals and operational synergies resulting from União Terminais’ integration during 2009.

EBITDA

R$ million	1Q10	1Q09	4Q09	Change 1Q10 X 1Q09	Change 1Q10 X 4Q09
Ultrapar	362.4	274.1	388.6	32%	(7%)
Ultragaz	70.9	52.4	61.3	35%	16%
Ipiranga	210.0	143.5	262.9	46%	(20%)
Oxiteno	39.5	46.2	30.5	(14%)	29%
Ultracargo	30.4	24.0	22.1	27%	38%

We hereby inform that. in accordance with the requirements of CVM Resolution 381/03. Our independent auditors KPMG Auditores Independentes have not performed during these first three months of 2010 any service other than the external audit of the financial statements of Ultrapar and affiliated companies and subsidiaries

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2010
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Earnings, Minutes, Interim Financial Information)